Exhibit 99.1

EXECUTION COPY

Underwriting Agreement

May 29, 2020

Maverix Metals Inc.
510 Burrard Street, Suite 575

Vancouver, British Columbia

V6C 3A8

Attention:	Dan O’Flaherty, Chief Executive Officer

Pan American Silver Corp.
1440 - 625 Howe Street,

Vancouver, British Columbia

V6C 2T6

Attention:	Michael Steinmann, President and Chief Executive Officer

Raymond James Ltd. as co-lead underwriter and sole bookrunner (“Raymond James”), along with PI Financial Corp., as co-lead underwriter (together with Raymond James, the “Co-Lead Underwriters”) and National Bank Financial Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and Stifel Nicolaus Canada Inc. (together with the Co-Lead Underwriters, the “Underwriters”), understand that Pan American Silver Corp. (the “Selling Shareholder”) proposes to sell an aggregate of 9,000,000 Common Shares (as defined below) (the “Firm Shares”) of Maverix Metals Inc. (the “Company”) to the Underwriters. Upon and subject to the terms and conditions set forth below, the Underwriters hereby severally, but not jointly, agree to purchase from the Selling Shareholder, in the respective percentages provided for in Article XIV of this Agreement, and by its acceptance hereof, the Selling Shareholder agrees to sell to the Underwriters, at the Closing Time (as defined below), all but not less than all of the Firm Shares at a price of US$4.40 per Firm Share (the “Offering Price”), being an aggregate purchase price of US$39,600,000.

Upon and subject to the terms and conditions contained in this Agreement, the Selling Shareholder hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 1,350,000 Common Shares (the “Option Shares”) at a price of US$4.40 per Option Share to cover over-allotments, if any, made in connection with the sale of the Firm Shares. The Over-Allotment Option may be exercised in whole or in part at any time prior to 5:00 p.m., Toronto time, on the 30th day after the Closing Date (as defined below) by written notice from the Co-Lead Underwriters on the Underwriters’ behalf to the Selling Shareholder and the Company, setting forth the aggregate number of Option Shares to be purchased. If the Over-Allotment Option is exercised, the number of Option Shares specified in the notice shall be purchased by the Underwriters, severally, but not jointly, in the same proportion as their respective obligations to purchase the Firm Shares as set forth in Article XIV hereof.

In consideration of the Underwriters’ agreement to purchase the Firm Shares and to offer them to the public, which agreement will result from the acceptance of this offer by the Company and the Selling Shareholder, and in consideration of the services rendered and to be rendered by the Underwriters in connection herewith, the Selling Shareholder agrees to pay to the Underwriters at the Closing Time a fee (the “Underwriting Fee”) equal to 4% of the aggregate purchase price for the Firm Shares and the Option Shares purchased by the Underwriters, being an aggregate fee with respect to the Firm Shares of US$1,584,000.

The Underwriters understand that the Company has filed with the Securities Commissions (as defined below) the Base Prospectus (as defined below) relating to the qualification for distribution of the Offered Shares (as defined below) in each of the Provinces (as defined below), and the Registration Statement (as defined below) with the SEC (as defined below) relating to the offer and sale of the Offered Shares in the United States, and has or is prepared to prepare and file, without delay, (i) a (preliminary) prospectus supplement, a (final) prospectus supplement and all necessary related documents in order to qualify the distribution of the Offered Shares in each of the Provinces and (ii) a (preliminary) prospectus supplement and a (final) prospectus supplement in relation to the Offered Shares with the SEC.

The services provided by the Underwriters in connection herewith will not be subject to the goods and services tax provided for in Part IX of the Excise Tax Act (Canada) and any taxable supplies provided will be incidental to the exempt financial services provided.

The agreement resulting from the acceptance of this underwriting agreement by the Company and the Selling Shareholder (referred to as the “Agreement”) shall be subject to the following additional terms and conditions:

Article I

Definitions

Section 1.1            In this Agreement:

“Applicable Laws” means, in relation to any person or persons, all statutes, regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority that are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Applicable Time” means 8:30 a.m. (Eastern) on the date of this Agreement;

“Base Prospectus” means the base shelf prospectus of the Company dated September 13, 2019, qualifying for distribution from time to time up to US$300,000,000 aggregate offering price of Common Shares, subscription receipts, units, warrants, share purchase contracts and debt securities, including all documents incorporated by reference therein;

“Canadian Final Prospectus Supplement” means the final prospectus supplement of the Company relating to the distribution of the Offered Shares and, unless the context otherwise requires, includes all documents incorporated by reference into the Base Prospectus for the purposes of the distribution of Offered Shares, including the template version of any marketing materials provided to potential investors in accordance with Section 6.1 in connection with the distribution of the Offered Shares;

“Canadian Preliminary Prospectus Supplement” means the preliminary prospectus supplement of the Company dated May 28, 2020 relating to the distribution of the Offered Shares and, unless the context otherwise requires, includes all documents incorporated by reference into the Base Prospectus for the purposes of the distribution of Offered Shares;

“Canadian Prospectus Supplements” means, collectively, the Canadian Preliminary Prospectus Supplement, the Canadian Final Prospectus Supplement and any Prospectus Amendment to any of the foregoing;

“Canadian Securities Laws” means the securities acts or similar statutes of each of the Provinces and all regulations, rules, policy statements, notices and blanket orders or rulings thereunder;

“Closing Date” means June 5, 2020 or such other date as the Co-Lead Underwriters, the Selling Shareholder and the Company may agree upon in writing, but in any event not later than June 24, 2020;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date (or, if the context so requires, on the Option Closing Date) or such other time on the Closing Date (or, if the context so requires, on the Option Closing Date) as the Co-Lead Underwriters, the Selling Shareholder and the Company may agree upon;

“Co-Lead Underwriters” has the meaning specified in the first paragraph of this Agreement;

“Common Shares” means the common shares in the capital of the Company;

“Company” has the meaning specified in the first paragraph of this Agreement;

“Company Royalties” or “Company Royalty” means, either individually or collectively as the context so requires, the royalties and streaming interests described in Schedule 1 to this Agreement, as applicable;

“Contract” means all material agreements, contracts or commitments of any nature, written or oral, including, for greater certainty and without limitation, leases, loan documents and security documents;

“Disclosure Package” means, collectively, the U.S. Preliminary Prospectus Supplement, the Issuer Free Writing Prospectus identified in Annex D to this Agreement, and any Free Writing Prospectus that the parties to this Agreement expressly agree in writing to treat as part of the Disclosure Package;

“distribution” has the meaning attributed thereto under applicable Canadian Securities Laws;

“Effective Date” means the date and time that the Registration Statement became effective;

“Encumbrance” means any charge, mortgage, lien, hypothec, pledge, claim, restriction, security interest or other encumbrance whether created or arising by agreement, statute or otherwise pursuant to any applicable law, attaching to property, interests or rights and whether or not they constitute specific or floating charges as those terms are understood under the laws of the Province of Québec;

“Execution Time” means the date and time that this Agreement is executed and delivered by the parties to this Agreement;

“Financial Information” means, collectively,

(a)       the audited consolidated financial statements of the Company as at and for the years ended December 31, 2019 and December 31, 2018, including the auditor’s reports, schedules and notes in respect thereof; and

(b)       the unaudited interim consolidated financial statements of the Company for the three-month periods ended March 31, 2020 and 2019, including the notes in respect thereof.

“Firm Shares” has the meaning specified in the first paragraph of this Agreement;

“Form F-10” means Form F-10 under the U.S. Securities Act;

“Form F-X” has the meaning specified in Section 2.1(e);

“Free Writing Prospectus” means a free writing prospectus, as defined in Rule 405 under the U.S. Securities Act;

“Governmental Authority” means and includes, without limitation, any national, federal, province, state, territory, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, and any governmental department, commission, board, bureau, agency or instrumentality, including the Securities Commissions, the SEC, the TSX and the NYSE;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board;

“Indemnified Party” has the meaning specified in Section 12.3;

“Issuer Free Writing Prospectus” means an issuer free writing prospectus, as defined in Rule 433 under the U.S. Securities Act, of the Company;

“limited-use version” has the meaning given to that term in NI 41-101;

“marketing materials” has the meaning given to that term in NI 41-101;

“material” or “materially”, when used in relation to the Company, means material in relation to the Company and its Subsidiaries taken as a whole;

“Material Adverse Effect” has the meaning specified in Section 7.1(c);

“material change”, “material fact” and “misrepresentation” have the meanings attributed thereto under applicable Canadian Securities Laws;`

“Material Subsidiaries” means Maverix Metals (Australia) Pty. Ltd. and Maverix Metals (Nevada) Inc.;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements adopted by the Securities Commissions;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Securities Commissions;

“NI 44-101” means National Instrument 44-101 — Short Form Prospectus Distributions adopted by the Securities Commissions in respect of short form prospectus distributions;

“NI 44-102” means National Instrument 44-102 — Shelf Distributions adopted by the Securities Commissions in respect of short form prospectus distributions;

“NP 11-202” means National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Securities Commissions;

“NYSE” means the NYSE American LLC;

“Offered Shares” means the Firm Shares and the Option Shares, collectively;

“Offering” means the offering of Common Shares contemplated by this Agreement;

“Offering Documents” means the Base Prospectus, the Canadian Prospectus Supplements, the U.S. Prospectus Supplements, any Prospectus Amendment, the Registration Statement, and the Disclosure Package;

“Offering Price” has the meaning specified in the first paragraph of this Agreement;

“Operator” means, to the extent applicable, the owner/operator of a property which is subject to a Company Royalty;

“Option Closing Date” has the meaning specified in Section 9.2;

“Option Shares” has the meaning specified in the second paragraph of this Agreement;

“Over-Allotment Option” has the meaning specified in the second paragraph of this Agreement;

“Passport Receipt” means the receipt issued by the Principal Regulator, which is deemed to also be a receipt of the other Securities Commissions pursuant to the Passport System, for the Base Prospectus;

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 — Passport System adopted by the Securities Commissions (other than Ontario) and NP 11-202;

“Permitted Free Writing Prospectus” has the meaning specified in Section 7.2;

“Principal Regulator” means the British Columbia Securities Commission;

“Prospectus Amendment” means any amendment to the Base Prospectus, the Canadian Prospectus Supplements or to the U.S. Prospectus Supplements, other than solely by incorporation by reference of Subsequent Disclosure Documents;

“Provinces” means all of the provinces of Canada, other than the Province of Quebec;

“Public Record” means all documents incorporated by reference in the Base Prospectus, the Canadian Prospectus Supplements, the U.S. Prospectus Supplements and the Registration Statement, including any Prospectus Amendments, and all information filed by or on behalf of the Company with the Securities Commissions and the SEC after January 1, 2018, in compliance, or intended compliance, with Canadian Securities Laws and U.S. Securities Laws, as applicable;

“Purchased Shares” means the Firm Shares and, if the Over-Allotment Option is exercised, also means any Option Shares that the Underwriters elect to purchase pursuant to the exercise of the Over-Allotment Option;

“Registration Statement” means the registration statement on Form F-10 (File No. 333-233589) covering the registration of the Offered Shares under the U.S. Securities Act and the rules and regulations of the SEC thereunder, as amended by amendment no. 1 thereto, including the Base Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, and including the exhibits thereto and the documents incorporated by reference therein and the documents otherwise deemed under applicable rules and regulations of the SEC to be a part thereof or included therein;

“SEC” means the United States Securities and Exchange Commission;

“Securities Commissions” means, collectively, the securities commissions or similar securities regulatory authorities in the Provinces;

“Securities Laws” means, collectively, the Canadian Securities Laws and the U.S. Securities Laws;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Selling Firms” has the meaning specified in Section 5.1(a);

“Selling Shareholder” has the meaning specified in the first paragraph of this Agreement;

“Selling Shareholder Information” means the information and statements relating to the Selling Shareholder contained, and provided by the Selling Shareholder in writing to the Company or the Underwriters for inclusion, in any Offering Document or any amendment thereto;

“Shelf Procedures” means the rules and procedures established pursuant to NI 44-102;

“Subsequent Disclosure Documents” means any financial statements, management’s discussion and analysis, information circulars, annual information forms, material change reports (other than confidential material change reports), business acquisition reports or other documents issued by the Company after the Execution Time which are incorporated or deemed to be incorporated by reference into the Base Prospectus, the Canadian Prospectus Supplements, the U.S. Prospectus Supplements, the Registration Statement or any Prospectus Amendment;

“Subsidiary” means a “subsidiary” as defined in the Securities Act (British Columbia) or, with respect to an entity other than a corporation, means an entity in which the Company directly or indirectly owns not less than 50% of the voting, capital or income interests;

“template version” has the meaning ascribed thereto under NI 41-101 and includes any revised template version of marketing materials as contemplated by such instrument;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning specified in the first paragraph of this Agreement;

“Underwriters Information” means the information and statements relating to the Underwriters contained, and provided by the Co-Lead Underwriters in writing to the Company for inclusion, in any Offering Document and any amendment thereto;

“Underwriting Fee” has the meaning specified in the third paragraph of this Agreement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Final Prospectus Supplement” means the Canadian Final Prospectus Supplement with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, including the documents incorporated by reference therein;

“U.S. Preliminary Prospectus Supplement” means the Canadian Preliminary Prospectus Supplement with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, including the documents incorporated by reference therein;

“U.S. Prospectus Supplements” means, collectively, the U.S. Preliminary Prospectus Supplement and U.S. Final Prospectus Supplement;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means all of the applicable federal and state securities laws and regulations of the United States, including without limitation the U.S. Securities Act, the U.S. Exchange Act and the respective rules and regulations of the SEC thereunder.

Any reference in this Agreement to the terms “amend”, “amendment” or “supplement” with respect to the Registration Statement, the Canadian Prospectus Supplements, or the U.S. Prospectus Supplements shall be deemed to refer to and include the filing of any document under the Securities Laws or the U.S. Exchange Act after the Effective Date of the Registration Statement or the issue date of the Canadian Prospectus Supplements or the U.S. Prospectus Supplements as the case may be, deemed to be incorporated therein by reference.

Article II

Filing of Prospectus Supplements

Section 2.1            The Company represents, warrants and covenants to and with the Underwriters and the Selling Shareholder and acknowledges that the Underwriters and the Selling Shareholder are relying thereon in connection with the transactions contemplated by this Agreement, that:

(a)             the Company has elected to rely upon the Shelf Procedures, has prepared and filed the Base Prospectus and all such other documents as are required under Canadian Securities Laws, utilizing the Passport System and has obtained a Passport Receipt dated September 13, 2019 in respect of the Base Prospectus evidencing that final receipts of the Securities Commissions in each of the Provinces have been issued or been deemed to be issued;

(b)             the Company is eligible in accordance with the provisions of NI 44-101 to file a short form prospectus in each of the Provinces and the British Columbia Securities Commission is the principal regulator for the Company under the Passport System for purposes of the filing of the Base Prospectus and the Canadian Prospectus Supplements;

(c)             the Registration Statement became effective on the Effective Date;

(d)             the Company meets the general eligibility requirements for the use of Form F-10;

(e)             the Company has filed with the SEC an Appointment of Agent for Service of Process and Undertaking for the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”);

(f)              no stop order suspending the effectiveness of the Registration Statement has been issued and, to the Company’s knowledge, no proceeding for that purpose has been initiated or threatened by the SEC;

(g)             the Company has filed or shall promptly file the Canadian Preliminary Prospectus Supplement and the U.S. Preliminary Prospectus Supplement in the form previously delivered to the Underwriters with the Securities Commissions and the SEC;

(h)             the Company shall prepare and file as soon as reasonably possible and, in any event, not later than 8:00 p.m. (Vancouver time) on May 29, 2020 (or such later date and time as may be agreed to in writing by the Co-Lead Underwriters and the Selling Shareholder), the Canadian Final Prospectus Supplement and all such other documents as are required under Canadian Securities Laws with the Securities Commissions and otherwise fulfill all legal requirements to enable the Offered Shares to be offered and sold to the public in each of the Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Provinces. Concurrent therewith, the Company shall file the U.S. Final Prospectus Supplement with the SEC pursuant to General Instruction II.L. of Form F-10 and otherwise fulfill all legal requirements to enable the Offered Shares to be offered and sold to the public in the United States; and

(i)              the Offered Shares are listed, and as of the Closing Time will be listed, on the TSX and the NYSE.

Section 2.2              The Company agrees to allow the Underwriters and the Selling Shareholder, prior to the filing of the Canadian Prospectus Supplements, U.S. Prospectus Supplements and any Issuer Free Writing Prospectuses, to participate fully in the preparation of, and approve the form and content of, such documents and such other documents as may be required under the Securities Laws to qualify the distribution of the Offered Shares in the Provinces and as may be required under applicable U.S. Securities Laws to register the offer and sale of the Offered Shares in the United States, and to allow the Underwriters and the Selling Shareholder to conduct all due diligence which the Underwriters and the Selling Shareholder may reasonably require in order to:

(a)             confirm the Public Record is accurate and current in all material respects;

(b)             with respect to the Underwriters, fulfill the Underwriters’ obligations as underwriters; and

(c)             enable the Underwriters and, if required under Canadian Securities Laws, the Selling Shareholder to responsibly execute the certificates in the Canadian Prospectus Supplements required to be executed by the Underwriters and, if required, the Selling Shareholder.

Section 2.3             After the filing of the Canadian Final Prospectus Supplement and U.S. Final Prospectus Supplement, and until the conclusion of the distribution of the Offered Shares, the Company shall take or cause to be taken all steps as may be from time to time necessary to maintain the qualification of, or if the qualification shall cease for any reason to requalify, the distribution of the Offered Shares in each of the Provinces and the offer and sale of the Offered Shares in the United States; provided, however, that with respect to state securities law qualifications in the United States, the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subjected.

Article III

Delivery of the Prospectuses and Related Documents

Section 3.1             The Company shall deliver or cause to be delivered to the Underwriters and the Underwriters’ counsel and the Selling Shareholder and the Selling Shareholder’s counsel the documents set out below at the respective times indicated:

(a)               copies of the Base Prospectus as filed with the Securities Commissions in the Provinces and copies of all documents or information incorporated by reference therein which are not filed and available on SEDAR or have not previously been delivered to the Underwriters and the Selling Shareholder;

(b)             copies of the Registration Statement, including the Base Prospectus contained therein, and each amendment thereto, as filed with the SEC and copies of all exhibits and documents filed therewith which are not filed and available on SEDAR or have not previously been delivered to the Underwriters and the Selling Shareholder;

(c)             prior to or contemporaneously with the filing of the Canadian Prospectus Supplements with the Securities Commissions:

(i)                 copies of the Canadian Prospectus Supplements signed as required by the Canadian Securities Laws;

(ii)                copies of the U.S. Prospectus Supplements filed with the SEC; and

(iii)               copies of any documents incorporated by reference therein which are not filed and available on SEDAR or have not previously been delivered to the Underwriters and the Selling Shareholder;

(d)             as soon as available, copies of any Prospectus Amendment required to be filed under any Canadian Securities Laws, signed as required by Canadian Securities Laws, and any amendment or supplement to the Registration Statement;

(e)             as soon as they are available, copies of any documents incorporated by reference in or exhibits to any Prospectus Amendment which are not filed and available on SEDAR or have not been previously delivered to the Underwriters and the Selling Shareholder;

(f)              prior to or contemporaneously with the filing of the Canadian Final Prospectus Supplement with the Securities Commissions and with the filing of the U.S. Final Prospectus Supplement with the SEC, a long-form comfort letter from the Company’s auditor addressed to the Underwriters and dated the date of the Canadian Final Prospectus Supplement or the U.S. Final Prospectus Supplement, as the case may be, in form and substance satisfactory to the Underwriters, acting reasonably, relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and its Subsidiaries contained in any such document or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter. Such letter shall also state, in each case, that such auditor is an independent public accountant within the meaning of Canadian Securities Laws and the U.S. Securities Laws and the rules and regulations thereunder; and

(g)             prior to or contemporaneously with the filing of the Canadian Final Prospectus Supplement with the Securities Commissions and with the filing of the U.S. Final Prospectus Supplement with the SEC, a long-form comfort letter from the Company’s auditor addressed to the Selling Shareholder and dated the date of the Canadian Final Prospectus Supplement or the U.S. Final Prospectus Supplement, as the case may be, in form and substance satisfactory to the Selling Shareholder, acting reasonably, relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and its Subsidiaries contained in any such document or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, provided that the Selling Shareholder has delivered to the Company’s auditor any representation letter that such auditor may reasonably require in order to provide such letter. Such letter shall also state, in each case, that such auditor is an independent public accountant within the meaning of Canadian Securities Laws and the U.S. Securities Laws and the rules and regulations thereunder.

Section 3.2             The delivery to the Underwriters and the Selling Shareholder of the filed Canadian Prospectus Supplements shall constitute a representation and warranty to the Underwriters and the Selling Shareholder by the Company that:

(a)             the information and statements contained in the Base Prospectus and the Canadian Prospectus Supplements, as the case may be, and of any documents incorporated by reference therein (except the Underwriters Information and the Selling Shareholder Information) constitutes full, true and plain disclosure of all material facts relating to the Company and the Offered Shares; and

(b)            the Base Prospectus and the Canadian Prospectus Supplements, as the case may be, and of any documents incorporated by reference therein (except the Underwriters Information and the Selling Shareholder Information) do not contain a misrepresentation within the meaning of Canadian Securities Laws.

Such delivery shall also constitute the consent of the Company and the Selling Shareholder to the use of the Base Prospectus and the Canadian Prospectus Supplements by the Underwriters in connection with the distribution of the Offered Shares in the Provinces and elsewhere outside the United States provided such use outside the United States is permitted pursuant to Section 5.1(b).

Section 3.3            The Company hereby represents, warrants and covenants to the Underwriters and the Selling Shareholder as follows:

(a)           the documents incorporated by reference in the Offering Documents, when they were filed with the Securities Commissions or the SEC, as applicable, conformed in all material respects to the requirements of Canadian Securities Laws and to the extent filed pursuant to U.S. Securities Laws, conformed in all material respects to any applicable requirements of the U.S. Securities Laws when they were filed with the SEC; and any further documents incorporated by reference in the Offering Documents, when such documents are filed with the Securities Commissions or the SEC, as applicable, will conform in all material respects to the requirements of Canadian Securities Laws or the U.S. Securities Laws, as applicable;

(b)           on the Effective Date, the Registration Statement did, and on the date it is first filed and at the Closing Time (including on any Option Closing Date), the U.S. Final Prospectus Supplement will, conform in all material respects with the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act; on the date first filed the Base Prospectus conformed, and on the date each was first filed, the Base Prospectus as supplemented by the Canadian Preliminary Prospectus Supplement did and, when supplemented by the Canadian Final Prospectus Supplement, will, and at the Closing Time (including on any Option Closing Date) the Base Prospectus and the Canadian Final Prospectus Supplement will, conform in all material respects with the applicable requirements of Canadian Securities Laws; the Registration Statement, as of the Effective Date, including the Base Prospectus contained therein, and in each case at the Applicable Time, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Base Prospectus as supplemented by the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus Supplement will not, as of the filing date of the U.S. Preliminary Prospectus Supplement and the U.S. Final Prospectus Supplement, respectively, and as of the Closing Time (including on any Option Closing Date), contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with the Underwriters Information or the Selling Shareholder Information;

(c)           as of the Applicable Time and as of the Closing Time (including on any Option Closing Date), each of (i) the Disclosure Package and (ii) each electronic roadshow, if any, when taken together as a whole with the Disclosure Package, does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements in or omissions from the Disclosure Package made in reliance upon and in conformity with the Underwriters Information or the Selling Shareholder Information;

(d)           at the earliest time after the filing of the Registration Statement that the Company or another offering participant makes a bona fide offer (within the meaning of Rule 164(h)(2) of the U.S. Securities Act) of the Offered Shares, the Company will not be an “ineligible issuer” (as defined in Rule 405 of the U.S. Securities Act), without taking account of any determination by the SEC pursuant to Rule 405 of the U.S. Securities Act that it is not necessary that the Company be considered an ineligible issuer; and

(e)           each Issuer Free Writing Prospectus does not include any information that conflicts with the information contained in the Registration Statement, including any document incorporated therein by reference and the U.S. Prospectus Supplements that has not been superseded or modified. If there occurs an event or development as a result of which the U.S. Final Prospectus Supplement or Disclosure Package would include an untrue statement of a material fact or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, or as a result of which any Issuer Free Writing Prospectus would include any information that conflicts with the information contained in the Registration Statement, the Company will notify promptly the Co-Lead Underwriters so that any use of the U.S. Final Prospectus Supplement or Disclosure Package may cease until it is amended or supplemented and each Issuer Free Writing Prospectus will comply in all material respects with the requirements of the U.S. Securities Act and applicable rules and regulations of the SEC thereunder. The foregoing two sentences do not apply to statements in or omissions from the U.S. Final Prospectus Supplement or Disclosure Package made in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter or the Selling Shareholder specifically for use therein.

Article IV

Commercial Copies of Prospectuses

Section 4.1            The Company shall deliver, or cause to be delivered, to the Underwriters, as soon as practicable and in any event no later than noon (local time) on the business day (for deliveries in Toronto or New York) or second business day (for deliveries other than in Toronto or New York) following the date of filing of the Canadian Final Prospectus Supplement with the Securities Commissions and filing of the U.S. Final Prospectus Supplement with the SEC, at offices designated by the Underwriters, such number of commercial copies of the Canadian Final Prospectus Supplement and the U.S. Final Prospectus Supplement as the Underwriters may reasonably request by instructions to the printer thereof given no later than 8:00 p.m. (Toronto time) on the date of this Agreement. The Company shall, as soon as possible following a request by the Underwriters, cause to be delivered to the Underwriters such additional commercial copies of the Canadian Final Prospectus Supplement and the U.S. Final Prospectus Supplement in such numbers and at such offices in such cities as the Underwriters may reasonably request from time to time.

Section 4.2            The Company shall from time to time deliver to the Underwriters, as soon as practicable at the offices in such cities designated by the Underwriters pursuant to Section 4.1, the number of copies of any documents incorporated by reference, or containing information incorporated by reference in the Base Prospectus, the Canadian Prospectus Supplements, the U.S. Prospectus Supplements, the Registration Statement and of any Subsequent Disclosure Documents or any Prospectus Amendment which the Underwriters may from time to time reasonably request.

Article V

Distribution of Common Shares

Section 5.1            Each of the Underwriters covenants and agrees with the Company and the Selling Shareholder:

(a)            to offer the Offered Shares for sale to the public in Canada and the United States, directly (including through any affiliate of an Underwriter) and through other investment dealers and brokers (the Underwriters, together with such other investment dealers and brokers, referred to in this Agreement as the “Selling Firms”), only in compliance with applicable Securities Laws, upon the terms and conditions set forth in the Base Prospectus, the Canadian Prospectus Supplements, the U.S. Prospectus Supplements or the Registration Statement, as applicable, any Prospectus Amendment and this Agreement;

(b)           to offer the Offered Shares for sale to the public outside of Canada and the United States, directly (including through any affiliate of an Underwriter) and through other Selling Firms, only in compliance with applicable laws and regulations, provided such offers do not require the Company or the Selling Shareholder to comply with the registration, prospectus, continuous disclosure filing or other similar requirements under the laws of such jurisdictions, in each jurisdiction into and from which they may offer or sell the Offered Shares, upon the terms and conditions set forth in the Base Prospectus, the Canadian Prospectus Supplements, the U.S. Prospectus Supplements or the Registration Statement, as applicable, any Prospectus Amendment and this Agreement;

(c)           During the distribution of the Offered Shares

(i)                 the Company shall prepare, in consultation with the Co-Lead Underwriters and the Selling Shareholder, any marketing materials (including any template version thereof) to be provided to potential investors of Offered Shares, and approve in writing any such marketing materials (including any template version thereof), such marketing materials to comply with Securities Laws and to be acceptable in form and substance to the Underwriters, the Selling Shareholder and their respective counsel, acting reasonably;

(ii)                the Co-Lead Underwriters shall, on behalf of the Underwriters, approve in writing any such marketing materials, as contemplated by and prepared in compliance with Securities Laws, prior to any marketing materials being provided to potential investors of Offered Shares and/or filed with the Securities Commissions; and

(iii)               the Company shall: (i) (A) file any such marketing materials (or any template version thereof) with the Securities Commissions as soon as reasonably practicable after such marketing materials are so approved in writing by the Company, the Co-Lead Underwriters, on behalf of the Underwriters, and the Selling Shareholder, and in any event on or before the day the marketing materials are first provided to any potential investor in the Offered Shares; and (B) file any such marketing materials with the SEC pursuant to Rule 433 under the U.S. Securities Act on or before the day such marketing materials are first provided to any potential investor in the Offered Shares, unless an exemption is available from such filing requirement and the conditions to the availability of such exemption are satisfied; and (ii) remove or redact any comparables from any template version so filed, in compliance with NI 44-102, prior to filing such template version with the Securities Commissions (but, for the avoidance of doubt, such comparables shall not be removed from the version filed with the SEC pursuant to Rule 433 under the U.S. Securities Act); provided that a complete template version containing such comparables and any disclosure relating to the comparables, if any, shall be delivered to the Securities Commissions in compliance with NI 44-102 by the Company, and a copy thereof provided to the Underwriters as soon as practicable following such filing;

(d)          The Company and each Underwriter, on a several basis, covenants and agrees that, during the distribution of the Offered Shares, it will not provide any potential investor with any materials or information in relation to the distribution of the Offered Shares or the Company other than the Offering Documents in accordance with this Agreement, provided that: (i) any such materials that constitute marketing materials have been prepared, approved and filed in accordance with Section 5.1(c) and (ii) any such materials that constitute standard term sheets have been approved in writing by the Company, the Co-Lead Underwriters and the Selling Shareholder and have been prepared and are provided in compliance with Canadian Securities Laws, in each case only in the Provinces;

(e)           Notwithstanding Section 5.1(c) and Section 5.1(d), following the preparation, approval and filing of a template version of marketing materials in accordance with Section 5.1(c), the Underwriters may provide a limited-use version of such template version to potential investors of Offered Shares in accordance with Canadian Securities Laws; and

(f)            to use commercially reasonable efforts to complete and to cause the Selling Firms to complete the distribution of the Offered Shares as soon as possible after the Closing Time.

Section 5.2            The Underwriters may offer the Offered Shares at a price less than the Offering Price in compliance with Securities Laws and, specifically in the case of any Offered Shares offered in the Provinces, the requirements of NI 44-101 and the disclosure concerning the same which is contained in the Canadian Prospectus Supplements. Any decrease in the price at which the Offered Shares are offered will not decrease the amount of the net proceeds to the Selling Shareholder.

Section 5.3            For the purposes of this Article V, the Underwriters shall be entitled to assume that the distribution of the Offered Shares is qualified in each of the Provinces and that the Offered Shares are registered under the U.S. Securities Act, unless the Underwriters receive notice in writing to the contrary from the Company or any applicable securities regulatory authority.

Section 5.4            No Underwriter will be liable to the Company under this Article V with respect to a default by another Selling Firm (that is not an affiliate of such Underwriter) or the Company under this Agreement if the Underwriter first mentioned is not itself in default.

Section 5.5            The Co-Lead Underwriters will notify the Company when, in their opinion, the Underwriters have ceased distribution of the Offered Shares and shall, as soon as practicable, provide the Company with a breakdown of the number of Offered Shares distributed in each of the Provinces where such breakdown is required for the purpose of calculating fees payable to a Securities Commission.

Section 5.6            No Underwriter will make any representations or warranties with respect to the Company, the Selling Shareholder or the Offered Shares other than as set forth in this Agreement, the Canadian Final Prospectus or the U.S. Final Prospectus, as applicable, or any Prospectus Amendment, as applicable.

Section 5.7            In performing their respective obligations under this Agreement, the Underwriters will be acting severally and not jointly and severally, and no Underwriter shall be liable for any act, omission or conduct by any other Underwriter or any Selling Firm appointed by any other Underwriter. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture among the Underwriters.

Article VI

Material Changes

Section 6.1            During the period from the date hereof until the completion of the distribution of the Offered Shares and at any time when a prospectus relating to the Offered Shares is required to be delivered under the U.S. Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the U.S. Securities Act), (i) the Selling Shareholder (as to Selling Shareholder Information and with respect to (a) and (b) directly below only) shall promptly notify the Company and the Underwriters, and (ii) the Company, shall promptly notify the Underwriters and the Selling Shareholder in writing, with full particulars of:

(a)            any material change (actual, anticipated, contemplated or threatened) in the business, affairs, operations, condition, assets, liabilities (contingent or otherwise), capital or ownership of the Company or any of its Subsidiaries;

(b)          any material change in any matter covered by a statement contained in the Base Prospectus, the Registration Statement, the Canadian Prospectus Supplements, the U.S. Prospectus Supplements, any Subsequent Disclosure Document or amendment or supplement to any of them; or

(c)           any other fact, event or circumstance in respect of the Company or its Subsidiaries of which it is aware (whether arisen or been discovered) and which:

(i)                 is, or may be, of such a nature as would have been required to have been disclosed in any of the Base Prospectus, the Registration Statement, the Canadian Prospectus Supplements, the U.S. Prospectus Supplements, any Subsequent Disclosure Document or amendment or supplement to any of them if the fact had arisen or been discovered on or prior to the date of such documents or as to render the Base Prospectus, the Registration Statement, the Canadian Prospectus Supplements, the U.S. Prospectus Supplements, any Subsequent Disclosure Document or amendment or supplement to any of them misleading or untrue in any material respect or would result in any of such documents containing a misrepresentation or which would result in any of such documents not complying with any Canadian Securities Laws or which would reasonably be expected to have a significant effect on the market price or value of the Common Shares;

(ii)                 results in it being necessary to amend the Registration Statement or to amend or supplement the U.S. Prospectus Supplements in order that such document will not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the case of the Registration Statement, not misleading, and in the case of the U.S. Prospectus Supplements, in the light of the circumstances under which such statements are made, not misleading, or makes it necessary to amend or supplement the Registration Statement or the U.S. Prospectus Supplements to comply with the requirements of the U.S. Securities Laws and the published rules and regulations thereunder; or

(iii)               could reasonably be expected to constitute a Material Adverse Effect as it relates to the Company.

The Company and the Selling Shareholder, as applicable, shall in good faith discuss with the Co-Lead Underwriters on behalf of the Underwriters, any change, event or circumstance (actual or proposed within the knowledge of the Company or the Selling Shareholder, as applicable) which is of such a nature that there is reasonable doubt whether notice need be given to the Underwriters pursuant to this Section and, in any event, prior to making any filing referred to in Section 6.2 below.

Section 6.2            The Company shall promptly comply to the reasonable satisfaction of the Underwriters, the Selling Shareholder and their respective counsel with any applicable filing and other requirements under the Securities Laws arising as a result of any change, event or circumstance referred to in Section 6.1 above and shall prepare and file under all applicable Securities Laws, with all reasonable dispatch, and in any event within any time limit prescribed under applicable Securities Laws, any Subsequent Disclosure Document or Prospectus Amendment or amendment or supplement to the Registration Statement as may be required under applicable Securities Laws; provided that the Company shall allow the Underwriters, the Selling Shareholder and their respective counsel to participate fully in the preparation of any such Subsequent Disclosure Document, Prospectus Amendment or amendment or supplement to the Registration Statement and to conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters, which the Selling Shareholder may reasonably require, and which may reasonably be required in order to enable the Underwriters and, if required under Canadian Securities Laws, the Selling Shareholder, to responsibly execute the certificate required to be executed by them in any Prospectus Amendment and the Underwriters and the Selling Shareholder shall have approved the form of any Prospectus Amendment or amendment or supplement to the Registration Statement, such approval not to be unreasonably withheld and to be provided in a timely manner. The Company shall further promptly deliver to the Underwriters, the Selling Shareholder and their respective counsel a copy of each Prospectus Amendment or amendment or supplement to the Registration Statement signed as required by applicable Securities Laws, and each Subsequent Disclosure Document such number of commercial copies of each Prospectus Amendment or amendment or supplement to the Registration Statement as the Underwriters may reasonably request, in the same manner as set forth in Section 4.1 hereof, deliver to the Underwriters letters with respect to each such Prospectus Amendment or amendment or supplement to the Registration Statement substantially similar to those referred to in Section 3.1(f) above, and deliver to the Selling Shareholder letters with respect to each such Prospectus Amendment or amendment or supplement to the Registration Statement substantially similar to those referred to in Section 3.1(g) above.

Section 6.3            The delivery to the Underwriters and the Selling Shareholder of each Prospectus Amendment and Subsequent Disclosure Document shall constitute a representation and warranty to the Underwriters and the Selling Shareholder by the Company, with respect to the Canadian Preliminary Prospectus Supplement and the Canadian Final Prospectus Supplement, as amended, modified or superseded by such Prospectus Amendment or Subsequent Disclosure Document and by each Prospectus Amendment and Subsequent Disclosure Document previously delivered to the Underwriters as aforesaid, to the same effect as set forth in paragraphs (a) and (b) of Section 3.2 above. Such delivery shall also constitute the consent of the Company and the Selling Shareholder to the use of such document, as amended, by the Underwriters in connection with the distribution of the Offered Shares in the Provinces and elsewhere outside the United States and to the use of the U.S. Prospectus Supplements, as amended, by the Underwriters in connection with the offer and sale of the Offered Shares in the United States.

Section 6.4            During the period commencing at the Execution Time and ending on the completion of the distribution of the Offered Shares, the Company will promptly inform the Underwriters and the Selling Shareholder of the full particulars of:

(a)           any request of any Securities Commission or the SEC for any amendment to the Base Prospectus, the Canadian Prospectus Supplements, the Registration Statement, the U.S. Prospectus Supplements, any Prospectus Amendment or any Subsequent Disclosure Document or any part of the Public Record or for any additional information;

(b)           the issuance by any Securities Commission, the SEC or by any other competent authority of any order to cease or suspend trading of any securities of the Company or of the institution or threat of institution of any proceedings for that purpose; or

(c)          the receipt by the Company of any communication from any Securities Commission, the SEC, the TSX, the NYSE or any other competent authority relating to the Base Prospectus, the Canadian Prospectus Supplements, the Registration Statement, the U.S. Prospectus Supplements, any Prospectus Amendment or any Subsequent Disclosure Document or any other part of the Public Record or the distribution of the Offered Shares.

Article VII

Representations, Warranties and Covenants

Section 7.1         The Company represents, warrants and covenants to and with the Underwriters and the Selling Shareholder and acknowledges that the Underwriters and the Selling Shareholder are relying thereon in connection with the transactions contemplated by this Agreement, that:

(a)           each of the Company and each Material Subsidiary has been duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation and has all requisite corporate authority and power to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own or lease its assets;

(b)           the Company has no Subsidiaries that are material other than the Material Subsidiaries and except as otherwise disclosed in the Offering Documents, the Company is the direct or indirect registered and beneficial owner of all of the issued and outstanding shares of the Material Subsidiaries, in each case, free and clear of all Encumbrances or adverse interests whatsoever, and no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or the Material Subsidiaries of any of the shares or other securities of the Material Subsidiaries;

(c)           each of the Company and the Material Subsidiaries is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business except where the failure to be so qualified would not reasonably be expected to: (i) materially adversely affect the condition, financial or otherwise, or the earnings, operations, condition, assets, liabilities (absolute, accrued, contingent or otherwise), share capital or business affairs of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) result in the Offering Documents containing a misrepresentation (each, a “Material Adverse Effect”);

(d)           each of the Company and the Material Subsidiaries has complied with, and is not in violation of, any Applicable Laws other than such non-compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect;

(e)           the Company is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement by the Company or any of the transactions contemplated hereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under or create any lien, security interest or encumbrance on its properties or assets under, any term or provision of the articles, by-laws or resolutions of the Company, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Company or any of its Subsidiaries is a party or by which it or they or any of its or their properties are bound, or any judgment, decree, order, statute, rule or regulation applicable to the Company, which default or breach would reasonably be expected to result in a Material Adverse Effect;

(f)            the Company has full corporate power and authority to enter into this Agreement, and to perform its obligations set out in this Agreement and this Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms subject to the general qualifications that:

(i)                 enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)                equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; and

(iii)                rights of indemnity contained in this Agreement may be limited under applicable law;

(g)           no consent, approval, authorization, order, permit, license, filing, regulation, clearance or qualification of any court or governmental agency, body or regulator is required in connection with the transactions contemplated by this Agreement except such as have been obtained under applicable Securities Laws;

(h)          except as disclosed in the Offering Documents, there has not been any material adverse change in the capital, assets, condition, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, from the position set forth in the Financial Information as at and for the three-month period ended March 31, 2020;

(i)             the Financial Information presents fairly in all material respects the financial condition, results of operations and cash flows of the Company on a consolidated basis as of the dates and for the periods indicated, complies in all material respects as to form with the applicable accounting requirements of applicable Canadian Securities Laws and the U.S. Securities Laws and has been prepared in conformity with IFRS; the supporting schedules present fairly in accordance with IFRS the information required to be stated therein; the Company has no liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for taxes), whether accrued, absolute, contingent or otherwise, not reflected in the Financial Information, which would reasonably be expected to have a Material Adverse Effect;

(j)            the description of the assets and liabilities of the Company and its Subsidiaries, taken as a whole, set forth in the Financial Information fairly presents, in accordance with IFRS consistently applied, the financial position and condition of the Company and its Subsidiaries, taken as a whole, as at the dates thereof and reflects all material liabilities (absolute, accrued, contingent or otherwise) of the Company and its Subsidiaries, as at the dates thereof;

(k)           there are no actions, suits, proceedings or inquiries pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries at law or in equity or before or by any federal, provincial, state, territorial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which would result in a Material Adverse Effect; there is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries before any Governmental Authority; none of the Company or any of its Subsidiaries nor any of the respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of the Company or such Subsidiary to conduct its respective business in all material respects as it has been carried on prior to the date hereof, except to the extent any such matter would not have a Material Adverse Effect;

(l)            except as disclosed in the Offering Documents, since March 31, 2020, neither the Company nor any of its Subsidiaries has incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction which is or may be material to the Company and its Subsidiaries, taken as a whole;

(m)          the information and statements set forth in the Public Record were true, correct, and complete in all material respects and did not contain any misrepresentation as of the date of such information or statements;

(n)           the Company is a “reporting issuer” or has equivalent status within the meaning of Canadian Securities Laws in each of the Provinces and the Company has not received any correspondence or notice from a Securities Commission concerning a review of any of the Company’s continuous disclosure documents in respect of which any matters remain outstanding; the Company complies, in all material respects, with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings; the responsibilities and composition of the Company’s audit committee comply with National Instrument 52-110 – Audit Committees and Section 10A of, and Rule 10A-3 under, the U.S. Exchange Act; no delisting, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Securities Commissions, the SEC, the TSX or the NYSE is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken with respect to the foregoing;

(o)            the Company is subject to the reporting requirements of Section 13 of the U.S. Exchange Act and has filed all periodic reports required under the U.S. Exchange Act with the SEC;

(p)           except as disclosed in the Offering Documents, no agreement is in force or effect which in any manner affects the voting or control of any of the securities of the Company;

(q)          KPMG LLP, who have audited or reviewed the Financial Information and delivered their reports with respect to the audited Financial Information are independent chartered accountants with respect to the Company within the meaning of applicable Canadian Securities Laws and independent public accountants within the meaning of U.S. Securities Laws and there has not been any “disagreement” or “unresolved issue” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) with KPMG LLP since its initial engagement as the Company’s auditor;

(r)           the Company and each of its Subsidiaries (A) filed all domestic, foreign, federal, provincial, state and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not result in a Material Adverse Effect) and have paid all taxes required to be paid by it, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published financial statements of the Company, and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty as would not result in a Material Adverse Effect, (B) duly and timely withheld all taxes and other amounts required by Applicable Laws to be withheld by them and have duly and timely remitted to the appropriate Governmental Authority such taxes and other amounts required by Applicable Laws to be remitted by them, and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Applicable Laws to be collected by them and have duly and timely remitted to the appropriate Governmental Authority any such amounts required by Applicable Laws to be remitted by them; the Company is of the opinion that the charges, accruals and reserves for taxes reflected in the most recently published financial statements (whether or not due and whether or not shown on any tax return but excluding any provision for deferred income taxes) are adequate under IFRS to cover taxes with respect to the Company accruing through the date hereof; there are no disputes, proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of the Company, threatened against the Company that propose to assess material taxes in addition to those reported in the tax returns; there are no liens for taxes upon any of the assets or properties that have not been paid by the Company;

(s)          no labour problem or dispute with the employees of the Company or any of its Subsidiaries exists or is threatened or imminent and the Company is not aware of any existing or imminent labour disturbance by the employees of any of its Subsidiaries, in each case that would result in a Material Adverse Effect;

(t)           the Company maintains policies of insurance that are reasonable, prudent and appropriate for the size and nature of the business of the Company, and such policies are in full force and effect as of the date hereof;

(u)          no Subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock or other ownership interest, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company, except as such restrictions or dividends, loans or advances would not, individually or in the aggregate, have a Material Adverse Effect;

(v)          the Company and its Subsidiaries possess all licenses, certificates, permits and other authorizations issued by the appropriate Governmental Authorities necessary to conduct their respective businesses as now operated by them, except where the failure to possess such license, certificate, permit or other authorization would not, individually or in the aggregate, result in a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such license, certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would result in a Material Adverse Effect;

(w)         the Company: (i) has designed disclosure controls and procedures to provide reasonable assurance that financial information relating to the Company, including its Subsidiaries, is accurate and reliable, is made known to management of the Company by others within those entities, particularly during the periods in which filings are being prepared; (ii) has designed internal controls to provide reasonable assurance regarding the accuracy and reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS; and (iii) has disclosed in the management’s discussion and analysis for its most recently completed financial year, for each material weakness relating to design existing at the financial year end (x) a description of the material weakness, (y) the impact of the material weakness on the Company’s financial reporting and internal controls over financial reporting; and (z) the Company’s further plans, if any, or any actions already undertaken, for remediating the material weakness;

(x)            there is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications;

(y)          except as disclosed in the Offering Documents, the Company and the Material Subsidiaries are the absolute legal and beneficial owners of, and have good and valid title to, the Company Royalties, in each case free and clear of any Encumbrance and defects of title other than as disclosed in writing to the Underwriters and the Selling Shareholder or described in the Offering Documents or such as are not material, individually or in the aggregate, to the Company on a consolidated basis, and; (i) no other material property or assets are necessary for the conduct of the business of the Company or the Material Subsidiaries as currently conducted, (ii) the Company has no knowledge of any claim or the basis for any claim that might or could materially and adversely affect the right of the Company or the Material Subsidiaries to use, transfer or otherwise exploit such property or assets, and (iii) other than in the ordinary course of business or as disclosed in the Offering Documents, neither the Company nor the Material Subsidiaries has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property and assets thereof;

(z)           all of the material contracts and agreements of the Company and its Subsidiaries not made in the ordinary course of business (collectively the “Material Contracts”) have been disclosed in the Offering Documents or in the Public Record. Neither the Company nor any Subsidiary has received any notification from any party claiming that the Company or such Subsidiary is in breach or default under any Material Contract;

(aa)         the Company has one royalty interest that is considered to be material to the Company, being the royalty in respect of the Hope Bay Mine; disclosure set out in the Public Record and Offering Documents with respect to such royalty has been prepared in all material respects in accordance with the applicable requirements of NI 43-101 and the Company has no actual knowledge that such disclosure is inaccurate in any material respect;

(bb)        the Company has one streaming interest that is considered to be material to the Company, being the stream interest in the La Colorada mine; disclosure set out in the Public Record and Offering Documents with respect to each of the streaming arrangement has been prepared in all material respects in accordance with the applicable requirements of NI 43-101 and the Company has no actual knowledge that such disclosure is inaccurate in any material respect;

(cc)         except as disclosed in the Offering Documents:

(i)                the Company Royalties set forth in Schedule 1 to this Agreement are owned directly or indirectly by the Company or a Material Subsidiary;

(ii)                there is no Contract pursuant to which the Company or its Subsidiaries have agreed to acquire any additional royalties or streaming interests;

(iii)               as at the date hereof, the Company or the Material Subsidiaries are the direct or indirect legal and beneficial owners of, and have good and marketable title to, the Company Royalties free and clear of all Encumbrances;

(iv)               as at the date hereof, the Company or the Material Subsidiaries have the exclusive right to directly or indirectly own the Company Royalties;

(v)               there is no Contract, option, commitment or other right in favour of, or held by, any person to acquire any Company Royalty or any portion thereof;

(vi)               there is no appropriation, expropriation or seizure of the Company Royalties that is pending or, to the best of the Company’s knowledge, has been threatened;

(vii)              except as disclosed to the Underwriters and the Selling Shareholder in writing, the Company is not aware of any breach or default of any term of any royalty agreement or any streaming arrangement with respect to any Company Royalty;

(viii)             each royalty, streaming or other agreement with respect to the Company Royalties is in good standing and in full force and effect, enforceable by the Company or the Material Subsidiaries in accordance with their terms, and to the best of the Company’s knowledge after reasonable inquiry, no notice of any default, breach or termination of any royalty, streaming or other agreement with respect to any Company Royalties or of any fact or circumstance which will, or is likely, to result in such a default, breach or termination thereof has been received;

(ix)               except as disclosed to the Underwriters and the Selling Shareholder in writing, each of the Company Royalties has been registered or recorded on title as applicable, against the assets or properties to which it relates;

(x)                 the Company does not have any information or knowledge of any fact relating to the Company Royalties, which might reasonably be expected to materially and adversely affect the business operations or financial condition of the Company or any of the Company Royalties; and

(xi)                the Company does not have any knowledge that:

(A)	any Operator does not hold all requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on its respective business as currently carried on with respect to the properties and that such licenses, registrations, qualifications, permits and consents are invalid and are not subsisting and in good standing in accordance with applicable laws; and

(B)	any Operator has received any notice of proceedings relating to the revocation or adverse modification of any material mining license, registration, qualification or permit, or that any Operator has received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining rights, exploration or prospecting rights, concessions or licenses with respect to the properties;

(dd)        no part of the property or assets of the Company or its Subsidiaries have been taken, condemned or expropriated by any Governmental Authority nor has any written notice or proceeding in respect thereof been given or commenced nor does the Company know of any intent or proposal to give such notice or commence any such proceedings;

(ee)         the corporate records and minute books of the Company have been maintained in material compliance with all Applicable Laws and are complete and accurate in all material respects. Financial books and records and accounts of the Company (i) have been maintained in accordance with good business practices on a basis consistent with past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and acquisitions and dispositions of assets of the Company; and (iii) accurately and fairly reflect the basis for the Financial Information;

(ff)          all information provided by the Company to the Underwriters and the Selling Shareholder in relation to their due diligence requests is accurate in all material respects as at its respective date as stated therein;

(gg)        the Company has not withheld from the Underwriters or the Selling Shareholder any adverse material facts known to the Company relating to the Company or the Offering;

(hh)        the Company is authorized to issue an unlimited number of Common Shares of which, as at May 26, 2020, 119,759,804 Common Shares were issued and outstanding, all of which Common Shares are issued as fully paid and non-assessable, and an unlimited number of preferred shares, none of which are issued and outstanding as at the date hereof;

(ii)           the form and terms of the certificate representing the Common Shares have been approved and adopted by the board of directors of the Company and the form and terms of the certificate representing the Common Shares do not and will not conflict with any Applicable Laws or the rules and policies of the TSX or the NYSE;

(jj)           all of the Purchased Shares have been duly and validly issued as fully paid and non-assessable shares of the Company;

(kk)         except as disclosed in the Offering Documents, no person currently has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase, subscription or issuance of Common Shares; no person has the right to require the Company or any of its Subsidiaries to qualify or register any securities for sale under Canadian Securities Laws or the U.S. Securities Act by reason of the filing of the Offering Documents with any Securities Commission or the SEC or the filing of the Registration Statement with the SEC or the issuance and sale of the Offered Shares;

(ll)           no Securities Commission or similar regulatory authority or the TSX or the NYSE or the SEC has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company, no such proceeding is, to the knowledge of the Company, pending, contemplated or threatened and the Company is not in material default of any requirement of Securities Laws; since January 1, 2018, the Company has filed with (or furnished to, as applicable) all applicable Securities Commissions, the SEC, the TSX, the NYSE and all applicable self-regulatory authorities a true and complete copy of all of the Public Record and at the time filed or, if amended, as of the date of such amendment, the Public Record (i) did not contain any misrepresentation and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities legislation and the rules, policies and instruments of all Securities Commissions having jurisdiction over the Company and the SEC, except where such non-compliance has not had or would not reasonably be expected to have a Material Adverse Effect; the Company has not filed any confidential material change or other report or other document with any Securities Commissions, the SEC, the TSX, the NYSE or other self-regulatory authority which at the date hereof remains confidential; and no subsidiary is required to file any reports or other documents with (or furnish such reports or other documents to) any of the Securities Commissions, the SEC, the TSX or the NYSE;

(mm)       the issued and outstanding Common Shares are listed and posted for trading on the TSX and the NYSE;

(nn)        TSX Trust Company has been duly appointed as transfer agent and registrar for the Common Shares in Canada and Continental Stock Transfer and Trust Co. has been duly appointed as co-transfer agent and co-registrar for the Common Shares in the United States;

(oo)        the Company is not required to be registered as an “investment company” as defined in the United States Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder;

(pp)        the Company is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act and meets the general eligibility requirements for use of Form F-10; in connection with the filing of the Registration Statement, the Company has filed with the SEC a Form F-X; the Form F-X conforms with the requirements of the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act; and the Company meets the requirements for use of Form F-10 under the U.S. Securities Act specified in FINRA Rule 5110(b)(7)(C)(ii);

(qq)        there are no business relationships, contracts, documents, related party transactions or off balance sheet transactions or any other non-arm’s length transactions involving the Company or any Subsidiary that are required to be disclosed or filed as exhibits to that have not been disclosed or filed in the Offering Documents;

(rr)          the Company is not currently a “controlled foreign corporation” for U.S. federal income tax purposes within the meaning of Section 957 of the United States Internal Revenue Code of 1986, as amended (the “Code”), and does not expect to become a controlled foreign corporation in the foreseeable future;

(ss)         the Company has not taken, directly or indirectly, and will not take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the U.S. Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Offered Shares;

(tt)          except as disclosed in the Offering Documents, the Company has not completed any “significant acquisition” (as such term is used in NI 44-101) that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents, pursuant to Canadian Securities Laws, and no proposed acquisition by the Company has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high and that: (i) if completed by the Company at the date of the Canadian Preliminary Prospectus Supplement and U.S. Preliminary Prospectus Supplement, would be a significant acquisition for the purposes of Canadian Securities Laws, or (ii) would require the financial statement disclosure in respect of the acquired business for the purposes of Canadian Securities Laws;

(uu)        the Company will promptly file all reports required to be filed by it with the Securities Commissions under applicable Canadian Securities Laws, and with the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act for so long as the delivery of a prospectus is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172 of the U.S. Securities Act) in connection with the offering or sale of the Offered Shares, and during such same period will notify the Co-Lead Underwriters and the Selling Shareholder, promptly after it receives notice thereof, of the issuance by the Securities Commissions or the SEC of any stop order or of any order preventing or suspending the use of any prospectus relating to the Offered Shares, of the suspension of the qualification of the Offered Shares for offering or sale in any of the Provinces and the United States, of the initiation or threat, to the knowledge of the Company, of any proceeding for any such purpose, or of any request by the Securities Commissions or the SEC for the amending or supplementing of the Offering Documents or for additional information relating to the Offered Shares; and the Company will use its commercially reasonable efforts to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Offered Shares or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Offered Shares or suspending any such qualification, to use its commercially reasonable efforts to obtain the withdrawal of such order as soon as possible;

(vv)        the Company will timely file such reports pursuant to the U.S. Exchange Act as are necessary in order to make generally available to its securityholders an earnings statement for the purposes of, and to provide the Underwriters the benefits contemplated by, the last paragraph of Section 11(a) of the U.S. Securities Act;

(ww)       there are no reports or information that in accordance with the requirements of Canadian Securities Laws must be made publicly available in connection with the Offering that have not been made publicly available as required; and there are no documents required to be filed as of the date hereof with any Canadian securities regulatory authority in connection with the Offering that have not been filed as required;

(xx)          all forward-looking information and statements of the Company and its Subsidiaries contained in the Public Record and the Offering Documents, including any forecasts and estimates, expressions of opinion, intention and expectation have been based on assumptions that are reasonable in the circumstances, and the Company has updated such forward-looking information and statements as required by and in compliance with Canadian Securities Laws;

(yy)        except for the Underwriters as provided in this Agreement (or any Selling Firm acting on their behalf), there is no person acting for the Company entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder;

(zz)         none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”) or any other applicable anti-bribery or anticorruption provisions of applicable law (collectively, Anti-Bribery Laws”) and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with Anti-Bribery Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

(aaa)        the operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the United States Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions in which the Company or any of its Subsidiaries does business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties, assets or operations (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any such arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened; and

(bbb)      none of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries, (A) is currently subject to any sanctions administered or enforced by the United States (including any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), Canada (including sanctions administered or enforced by the Office of the Superintendent of Financial Institutions or other relevant sanctions authority) (collectively, “Sanctions”), or (B) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory.

Section 7.2           Unless the Company, the Selling Shareholder and the Co-Lead Underwriters otherwise agree in writing, none of the Company, the Selling Shareholder nor any Underwriter has made and none of them will make any offer relating to the Offered Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a Free Writing Prospectus; provided that the prior written consent of the parties to this Agreement shall be deemed to have been given in respect of the Free Writing Prospectuses, if any, included in Annex D to this Agreement and in respect of any electronic roadshow furnished to the Co-Lead Underwriters prior to first use and not objected to by the Co-Lead Underwriters. Any such Free Writing Prospectus consented to by the Co-Lead Underwriters, the Selling Shareholder or the Company is referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (i) it will treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it will comply with the requirements of Rules 164 and 433 under the U.S. Securities Act applicable to any Permitted Free Writing Prospectus.

Section 7.3            The Company shall use commercially reasonable efforts to provide all information and documentation (including, without limitation, a “PFIC Annual Information Statement” within the meaning of Treasury Regulation Section 1.1295-1(g)) with respect to the Company and any subsidiary in which the Company owns more than 50% of such subsidiary’s total aggregate voting power to each US Holder (as defined in U.S. Prospectus Supplements under the caption “Certain United States Federal Income Tax Considerations”) in order for such US Holder to make and maintain a “qualified electing fund” election under Section 1295 of the Code (including on a protective basis), and shall provide US Holders with access to such other Company information as may be reasonably required for purposes of filing United States federal income tax returns in connection with such election. The Company may elect to provide such information on its website (https://www.maverixmetals.com/).

Article VIII

Representations, Warranties and Covenants of the Selling Shareholder

Section 8.1           The Selling Shareholder represents, warrants and covenants to and with the Underwriters, and acknowledges that the Underwriters are relying thereon in connection with the purchase by the Underwriters of the Offered Shares, that:

(a)            the Selling Shareholder has been duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation;

(b)           all consents, approvals, authorizations and orders necessary for the execution and delivery by the Selling Shareholder of this Agreement, and for the sale and delivery of the Offered Shares to be sold by the Selling Shareholder hereunder, have been obtained;

(c)            the Selling Shareholder has full corporate power and authority to enter into this Agreement, and to perform its obligations set out in this Agreement and to sell, assign, transfer and deliver the Offered Shares to be sold by the Selling Shareholder under this Agreement, and this Agreement has been duly authorized, executed and delivered by the Selling Shareholder and is a legal, valid and binding obligation of the Selling Shareholder enforceable against it in accordance with its terms subject to the general qualifications that:

(i)                 enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally;

(ii)                equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; and

(iii)               rights of indemnity contained in this Agreement may be limited under applicable law;

(d)           the execution, delivery and performance by the Selling Shareholder of this Agreement, the sale of the Offered Shares to be sold by the Selling Shareholder and the consummation by the Selling Shareholder of the transactions contemplated in this Agreement will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Selling Shareholder pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Selling Shareholder is a party or by which the Selling Shareholder is bound or to which any of the property or assets of the Selling Shareholder is subject, (ii) result in any violation of the provisions of the charter or by-laws or similar organizational documents of the Selling Shareholder or (iii) result in the violation of any law or statute or any judgment, order, rule or regulation of any applicable Governmental Authority except, in the case of (i) and (iii), where such violations would not, individually or in the aggregate, have a material adverse effect on the Selling Shareholder’s ability to perform its obligations hereunder;

(e)           the Selling Shareholder has beneficial ownership of the Offered Shares to be sold at the Closing Date by the Selling Shareholder hereunder, free and clear of all Encumbrances, equities or adverse claims (except for any such claims arising under this Agreement) and has all legal authority to cause good and valid title to such Offered Shares, free and clear of all Encumbrances, equities or adverse claims, to pass to the Underwriters;

(f)           the Selling Shareholder has not taken and will not take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Offered Shares;

(g)           the Offering Documents, as at their respective times of filing, did not, and at the Closing Date will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided that the Selling Shareholder’s representation under this Section 8.1(g) shall only apply to any untrue statement of a material fact or omission to state a material fact made in reliance upon and in conformity with any Selling Shareholder Information relating to the Selling Shareholder;

(h)          other than the Offering Documents, the Selling Shareholder (including its agents and representatives, other than the Underwriters in their capacity as such) has not made, used, prepared, authorized, approved or referred to and will not prepare, make, use, authorize, approve or refer to any Issuer Free Writing Prospectus, other than the documents included in Annex D to this Agreement, each electronic road show, if any, and any other written communications approved in writing in advance by the Company and the Co-Lead Underwriters;

(i)            as of the date hereof, the sale of the Offered Shares by the Selling Shareholder is not and will not be prompted by any material non-public information in respect of the Company;

(j)             except as previously disclosed to the Co-Lead Underwriters, neither the Selling Shareholder nor any of its affiliates directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with any member firm of the FINRA or is a person associated with a member (within the meaning of the FINRA By-Laws) of FINRA;

(k)           none of the Selling Shareholder or, to the knowledge of the Selling Shareholder, any director, officer, agent, employee, affiliate or other person acting on behalf of the Selling Shareholder, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of Anti-Bribery Laws and the Selling Shareholder and, to the knowledge of the Selling Shareholder, its affiliates have conducted their businesses in compliance with the Anti-Bribery Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

(l)            the operations of the Selling Shareholder are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Money Laundering Laws; and no action, suit or proceeding by or before any such arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency involving the Selling Shareholder or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Selling Shareholder, threatened; and

(m)          none of the Selling Shareholder or, to the knowledge of the Selling Shareholder, any director, officer, agent, employee, affiliate or other person acting on behalf of the Selling Shareholder, (A) is currently subject to any Sanctions, (B) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory, or (C) will, directly or indirectly, use the proceeds of the Offering or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other individual or entity in any manner that would result in a violation of any Sanctions by, or could result in the imposition of Sanctions against, any individual or entity (including any individual or entity participating in the Offering, whether as underwriter, advisor, investor or otherwise).

Section 8.2            Except for the sale of the Offered Shares as contemplated by this Agreement, during the period commencing on the date hereof and ending on the date which is 90 days from the Closing Date contemplated hereunder, the Selling Shareholder will not, without the prior written consent of the Co-Lead Underwriters, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer, assign or dispose of, directly or indirectly, any Common Shares or any financial instruments or securities convertible into or exercisable or exchangeable for Common Shares (including without limitation, Common Shares or such other securities which may be deemed to be beneficially owned by the Selling Shareholder in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any such offer, sale, pledge or disposition (other than pursuant to a bona fide third party take-over bid made to all shareholders of the Company or similar acquisition transaction), (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any Common Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, or (iii) make any demand for or exercise any right with respect to the registration of any Common Shares or any financial instrument or security convertible into or exercisable or exchangeable for Common Shares.

Article IX

Closing

Section 9.1            The closing of the purchase and sale of the Firm Shares shall take place at the Closing Time at the offices of Blake, Cassels & Graydon LLP in Vancouver, British Columbia or at such other time and place as may be agreed upon in writing by the Company, the Selling Shareholder and the Co-Lead Underwriters.

Section 9.2            The closing of the purchase and sale of any Option Shares shall be completed at the Closing Time on such date (the “Option Closing Date”), which may be the same as the Closing Date but shall in no event be earlier than the Closing Date, nor less than three nor more than five business days after the giving of the notice referred to (provided that if the Option Closing Date is the same as the Closing Date, such notice may be given not less than two business days prior to the Option Closing Date), as shall be specified in a written notice from the Co-Lead Underwriters, on behalf of the Underwriters, to the Company and the Selling Shareholder of the Underwriters’ determination to purchase that number of Option Shares specified in such notice. The closing of the purchase and sale of any Option Shares shall be completed at the offices of Blake, Cassels & Graydon LLP in Vancouver, British Columbia or at such other time and place as may be agreed upon in writing by the Company, the Selling Shareholder and the Co-Lead Underwriters. If the Over-Allotment Option is exercised, all of the provisions of this Agreement relating to the purchase by the Underwriters of the Firm Shares shall apply mutatis mutandis in relation to the purchase by the Underwriters of any Option Shares at the Closing Time on the Option Closing Date.

Section 9.3            At the Closing Time, the Selling Shareholder shall deliver to CDS Clearing and Depository Services Inc. (“CDS”), on behalf of the Underwriters, a certificate or certificates (or an acceptable electronic equivalent) representing the Firm Shares registered in the name of “CDS & Co.” or in such other name or names as the Co-Lead Underwriters may notify the Selling Shareholder not less than one business day before the Closing Date. The Co-Lead Underwriters, on behalf of the Underwriters, shall furnish to CDS not less than one business day before the Closing Date, a breakdown of the number of Firm Shares to be allocated in the book-based system of CDS to the Underwriters and other brokers or dealers which are participants of CDS and act on behalf of beneficial owners, together with the financial institution numbers of each person to whom Firm Shares are to be allocated in the book-based system. The delivery of the certificate or certificates to CDS shall be made against payment by the Underwriters to the Selling Shareholder of the aggregate purchase price for the Firm Shares by wire transfer in immediately available funds.

Section 9.4            At the Closing Time, the Selling Shareholder shall pay the Underwriting Fee to the Underwriters by wire transfer in immediately available funds as is agreed with the Underwriters or by way of set-off against the payment to be made by the Underwriters to the Selling Shareholder pursuant to Section 9.3.

Section 9.5            The Company shall use commercially reasonable efforts to cause the Company’s auditor to deliver to the Selling Shareholder a comfort letter of the Company’s auditor addressed to the Selling Shareholder and dated the Closing Date, in form and substance satisfactory to the Selling Shareholder, acting reasonably, bringing the information contained in the comfort letter or letters of such auditor referred to in Section 3.1(g) hereof forward to the Closing Time, which comfort letter shall be based on a review having a cut-off date not more than three business days prior to the Closing Date, provided that the Selling Shareholder has delivered to the Company’s auditor any representation letter that such auditor may reasonably require in order to provide such letter.

Article X

Conditions Precedent

Section 10.1          The following are conditions precedent to the obligations of the Underwriters to close the transactions contemplated by this Agreement, which conditions the Company and the Selling Shareholder covenant to exercise all reasonable commercial efforts to have fulfilled at or prior to the Closing Time and which conditions may be waived in writing in whole or in part by the Underwriters at any time. If any of the conditions are not met, each of the Underwriters may terminate its obligations under this Agreement without prejudice to any other remedies it may have. At the Closing Time:

(a)            the Underwriters shall have received a certificate of the Company, dated the Closing Date, signed on behalf of the Company by: (i) its Chief Executive Officer, and (ii) its Chief Financial Officer, or by such other senior officers satisfactory to the Underwriters, certifying that:

(i)                 the Company has complied with and satisfied in all material respects, all covenants, terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii)                the representations and warranties of the Company contained in this Agreement are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time, except for such representations and warranties which are made as of a specific date other than the Closing Date, in which case such representations and warranties shall be true and correct, in all material respects, as of such date;

(iii)               no event of a nature referred to in Section 11.1(a) hereof has occurred since the date of this Agreement or to the knowledge of such officers is pending, contemplated or threatened; and

(iv)               there has been no adverse material change in the condition, financial or otherwise, or the earnings, operations, condition, assets, liabilities, share capital or business affairs of the Company and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, from that disclosed in the Base Prospectus, the Canadian Final Prospectus Supplement, the Disclosure Package, the U.S. Final Prospectus Supplement or any Prospectus Amendment, and the Underwriters shall have no knowledge to the contrary;

(b)           the Underwriters shall have received a certificate of the Selling Shareholder, in form and substance reasonably satisfactory to the Co-Lead Underwriters, dated the Closing Date, certifying that:

(i)                the Selling Shareholder has complied with and satisfied in all material respects, all covenants, terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time; and

(ii)                such representations and warranties of the Selling Shareholder contained in this Agreement are true and correct in all material respects as of the Closing Time with the same force and effect as if made at and as of the Closing Time, except for such representations and warranties which are made as of a specific date other than the Closing Date;

(c)            the Underwriters shall have received a comfort letter of the Company’s auditor addressed to the Underwriters and dated the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters of such auditor referred to in Section 3.1(f) hereof forward to the Closing Time, which comfort letter shall be based on a review having a cut-off date not more than three business days prior to the Closing Date;

(d)           the Underwriters shall have received legal opinions or negative assurance letters, as the case may be, dated the Closing Date from Blake, Cassels & Graydon LLP, Canadian counsel for the Company, to the effect set forth in Annex A to this Agreement, from Davis Graham & Stubbs LLP, U.S. counsel for the Company, to the effect set forth in Annex B to this Agreement, from Clayton Utz, Australian counsel for the Company, with respect to the due incorporation and existence, corporate power and authority and registered ownership of the shares of Maverix Metals (Australia) Pty. Ltd., from Osler, Hoskin and Harcourt LLP, Canadian counsel for the Underwriters, with respect to the offering and sale of the Offered Shares in Canada, the Canadian Final Prospectus Supplement and other related matters as the Underwriters may reasonably require, and from Osler, Hoskin and Harcourt LLP, U.S. counsel for the Underwriters, with respect to the offering and sale of the Offered Shares in the United States, the Registration Statement, the Disclosure Package, the U.S. Final Prospectus Supplement and other related matters as the Underwriters may reasonably require, it being understood that counsel for the Underwriters may rely on the opinions of counsel for the Company and that Canadian counsel for the Underwriters and Canadian counsel for the Company may rely upon the opinions of local counsel in the Provinces as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company, auditor and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations;

(e)           the Underwriters shall have received legal opinions of Borden Ladner Gervais LLP, counsel for the Selling Shareholder, dated as of the Closing Date and addressed to the Underwriters, a form of which is set forth in Annex C to this Agreement;

(f)            the Underwriters shall have received written confirmation from the Company’s registrar and transfer agent of the number of Common Shares issued and outstanding as of the day immediately prior to the Closing Date;

(g)           FINRA shall not have raised any objections with respect to the fairness or reasonableness of the underwriting, or other arrangements or transactions, contemplated hereby which remain unresolved;

(h)           the Underwriters having received at the Closing Date, a Certificate of Status and/or compliance (or the equivalent), where issuable under applicable law, for the Company and the Material Subsidiaries, each dated within two (2) days of such date;

(i)             the Underwriters shall have received such further certificates and documents as the Co-Lead Underwriters may reasonably request; and

(j)            at the Closing Date, the Company shall not be the subject of a cease trading order or stop order made by any securities regulatory authority or other competent authority which has not been rescinded.

Article XI

Termination

Section 11.1          In addition to any other remedies which may be available to the Underwriters, each Underwriter shall be entitled, at such Underwriter’s sole option, to terminate and cancel, without any liability on such Underwriter’s part, its obligations under this Agreement if, at any time prior to the Closing Time:

(a)            any inquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced or announced or any order is made by any Securities Commission, the SEC, the TSX, the NYSE or any other federal, provincial, state or other governmental authority (other than any proceeding or order based on alleged activities of the Underwriters), which, in the opinion of such Underwriter, operates or would reasonably be expected to operate to prevent, or materially suspend, hinder, delay or restrict, or otherwise materially adversely affect the distribution of or the trading in the Offered Shares or which, in the opinion of such Underwriter, might reasonably be expected to have a significant adverse effect on the market price or value of the Offered Shares;

(b)           there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including any natural catastrophe, act of war, terrorism, pandemic (including, without limitation, matters caused by, related to or resulting from the COVID-19 pandemic, to the extent that there is any material adverse development related thereto after May 28, 2020 or the escalation thereof) or similar event) or any outbreak or escalation of national or international hostilities or any crisis or calamity or act of terrorism or similar event or any governmental action, change of applicable law or regulation (or the interpretation or administration thereof), which, in the opinion of such Underwriter, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets in Canada or the United States or the business, operations or affairs of the Company and its subsidiaries (taken as a whole);

(c)           there should occur or be announced by the Company any material change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital or a change in any material fact or new material fact, whether or not in the ordinary course, or there is discovered any previously undisclosed material change or material fact, which has or, in the opinion of such Underwriter, might reasonably be expected to have a significant adverse effect on the business, operations, affairs or capital of the Company and its subsidiaries (taken as a whole) or a significant adverse effect on the market price or value of the Offered Shares; or

(d)           there is announced any change or proposed change of law or the interpretation or administration thereof by any Securities Commission, the SEC or by any other competent authority, and such change would, in the opinion of such Underwriter, after consultation with the Company, be expected to have a significant adverse effect on the market price, value or marketability of the Offered Shares.

In addition and without limiting the foregoing, all representations, warranties, covenants and other terms of this Agreement by the Company and the Selling Shareholder shall be deemed to be conditions, and any breach of or failure to comply with any of them which in the opinion of an Underwriter materially and adversely affects the sale or distribution by it of the Offered Shares and such breach or failure: (a) is in the opinion of such Underwriter (acting reasonably and in good faith) not capable of being cured prior to the Closing Date; and (b) has not been rectified to the satisfaction of the Underwriter (acting reasonably) within 24 hours of when such Underwriter provides notice to the Company or the Selling Shareholder, as applicable, of the same (and in any event no later than 7:00 a.m. ET on the Closing Date), will entitle such Underwriter at any time prior to the Closing Time to terminate its obligation to purchase the Firm Shares or Options Shares, as applicable.

The rights of termination contained in this Section 11.1 may be exercised by any Underwriter giving written notice thereof to the Company, the Selling Shareholder and the Co-Lead Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Company or the Selling Shareholder in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any termination pursuant to this Section 11.1, there shall be no further liability or obligation under this Agreement, either on the part of the Underwriters to the Company or the Selling Shareholder, or on the part of the Company or the Selling Shareholder to the Underwriters, except in respect of any liability or obligation under Article XII or Article XIII hereof, which will remain in full force and effect.

Article XII

Indemnification and Contribution

Section 12.1        The Company shall indemnify and hold harmless each of the Underwriters and their respective directors, officers, shareholders, affiliates involved in the distribution of the Offered Shares, agents and employees and each person who controls any Underwriter, within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act from and against all liabilities, claims, demands, losses (other than loss of profit in connection with the distribution of the Offered Shares), costs, damages and expenses (including, without limitation, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such liability, claim, demand, or loss) in any way caused by or arising directly or indirectly from or in consequence of:

(a)           any information or statement (except any Underwriter’s Information or any Selling Shareholder’s Information) in the Offering Documents or in any other document incorporated therein by reference being or being alleged to be a misrepresentation or untrue, or any omission or alleged omission to state therein any fact or information (except any Underwriter’s Information or any Selling Shareholder’s Information) required to be stated therein or necessary to make any of the statements therein not misleading in the light of the circumstances in which they were made;

(b)          any untrue statement or alleged untrue statement of a material fact (other than a material fact relating solely to any Underwriter Information or Selling Shareholder Information) in the Registration Statement or any amendment thereto, or any omission or alleged omission of a material fact (other than a material fact relating solely to any Underwriter Information or Selling Shareholder Information) required to be stated therein or necessary to make the statements therein not misleading, or any untrue statement or alleged untrue statement of a material fact (other than a material fact relating solely to any Underwriter Information or Selling Shareholder Information) in the U.S. Prospectus Supplements, any Issuer Free Writing Prospectus or any amendment or supplement thereto, or any omission or alleged omission of a material fact (other than a material fact relating solely to any Underwriter Information or Selling Shareholder Information) required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c)            any order made or any inquiry, investigation or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation in the Offering Documents (in each case, other than relating solely to any Underwriter Information or Selling Shareholder Information), preventing or restricting the trading in or the distribution of the Offered Shares or any of them in any of the Provinces or in the United States;

(d)           the Company not complying with any requirement of applicable Securities Laws in connection with the transactions contemplated by this Agreement; and

(e)            any breach of, default under or non-compliance by the Company with any representation, warranty, term or condition of this Agreement.

If and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines that such liabilities, claims, demands, losses, costs, damages and expenses resulted from the fraud, gross negligence or wilful misconduct of the Indemnified Party claiming indemnity, such Indemnified Party shall promptly reimburse to the Company any funds advanced to the Indemnified Party pursuant to the indemnity provided for in Section 12.1(d) or (e) in respect of such liabilities, claims, demands, losses, costs, damages and expenses, and the indemnity provided for in Section 12.1(d) or (e) shall cease to apply to such Indemnified Party in respect of such liabilities, claims, demands, losses, costs, damages and expenses; provided that, for greater certainty, the Parties agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute “gross negligence” for the purposes of this Section 12.1 or otherwise disentitle the Underwriters from indemnification.

Section 12.2          The Selling Shareholder agrees to indemnify and hold harmless each of the Underwriters and their respective directors, officers, shareholders, affiliates involved in the distribution of the Offered Shares, agents and employees and each person who controls any Underwriter within the meaning of Section 15 of the U.S. Securities Act or Section 20 of the U.S. Exchange Act, in the same manner and to the same extent as the foregoing indemnity from the Company set forth in Section 12.1 above, in each case only insofar as such liabilities, claims, demands, losses, costs, damages and expenses arise out of, or are based upon, (i) with respect to the matters described in Section 12.1(a), (b) and (c), only the Selling Shareholder Information relating to the Selling Shareholder, (ii) with respect to the matters described in Section 12.1(d), the Selling Shareholder not complying with any requirement of applicable Securities Laws in connection with the transactions contemplated by this Agreement, or (iii) with respect to the matters described in Section 12.1(e), any breach of, default under or non-compliance by the Selling Shareholder with any representation, warranty, term or condition of this Agreement, provided, however, that the liability under this Section 12.2 or under Section 8.1 (g), (h) and (i) of the Selling Shareholder shall be limited to an amount equal to the aggregate gross proceeds after underwriting commissions and discounts to the Selling Shareholder from the sale of Offered Shares sold by the Selling Shareholder pursuant to this Agreement (with respect to the Selling Shareholder, the “Selling Shareholder Amount”).

If and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines that such liabilities, claims, demands, losses, costs, damages and expenses resulted from the fraud, gross negligence or wilful misconduct of the Indemnified Party claiming indemnity, such Indemnified Party shall promptly reimburse to the Selling Shareholder any funds advanced to the Indemnified Party pursuant to the indemnity provided for in Section 12.2 (ii) or (iii) in respect of such liabilities, claims, demands, losses, costs, damages and expenses, and the indemnity provided for in Section 12.2 (ii) or (iii) shall cease to apply to such Indemnified Party in respect of such liabilities, claims, demands, losses, costs, damages and expenses; provided that, for greater certainty, the Parties agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute “gross negligence” for the purposes of this Section 12.2 or otherwise disentitle the Underwriters from indemnification.

Section 12.3        The Company agrees to indemnify and hold harmless the Selling Shareholder and its respective directors, officers, shareholders, agents and employees, in the same manner and to the same extent as the foregoing indemnity from the Company set forth in Section 12.1 above, provided however that with respect to Section 12.1(a), (b) and (c) only insofar as such liabilities, claims, demands, losses, costs, damages and expenses arise out of, or are based upon, (i) with respect to the matters described in Section 12.1(a), any information or statement (except any Underwriter’s Information, information with respect to the La Colorada mine or any Selling Shareholder Information), (ii) with respect to the matters described in Section 12.1(b), any untrue statement or alleged untrue statement of a material fact (other than a material fact relating solely to any Underwriter Information, the La Colorada mine or Selling Shareholder Information) and (iii) with respect to the matters described in Section 12.1(c), any order made or any inquiry, investigation or proceeding commenced or threatened by any securities, regulatory or other competent authority based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation in the Offering Documents (in each case, other than relating solely to any Underwriter Information, the La Colorada mine or Selling Shareholder Information).

If and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines that such liabilities, claims, demands, losses, costs, damages and expenses resulted from the fraud, gross negligence or wilful misconduct of the Indemnified Party claiming indemnity, such Indemnified Party shall promptly reimburse to the Company any funds advanced to the Indemnified Party pursuant to the indemnity provided for in Section 12.3 (with respect to the matters described in Section 12.1(d) or (e)) in respect of such liabilities, claims, demands, losses, costs, damages and expenses, and the indemnity provided for in Section 12.3 (with respect to the matters described in Section 12.1(d) or (e)) shall cease to apply to such Indemnified Party in respect of such liabilities, claims, demands, losses, costs, damages and expenses.

Section 12.4        The Selling Shareholder agrees to indemnify and hold harmless the Company and its respective directors, officers, shareholders, affiliates, agents and employees in the same manner and to the same extent as the foregoing indemnity from the Company set forth in Section 12.1 above, in each case only insofar as such liabilities, claims, demands, losses, costs, damages and expenses arise out of, or are based upon, (i) with respect to the matters described in Section 12.1(a), (b) and (c), only the Selling Shareholder Information relating to the Selling Shareholder or information in respect of the La Colorada mine, (ii) with respect to the matters described in Section 12.1(d), the Selling Shareholder not complying with any requirement of applicable Securities Laws in connection with the transactions contemplated by this Agreement, or (iii) with respect to the matters described in Section 12.1(e), any breach of, default under or non-compliance by the Selling Shareholder with any representation, warranty, term or condition of this Agreement, provided, however, that the liability under this Section 12.4 will be limited to an amount equal to the Selling Shareholder Amount.

If and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made determines that such liabilities, claims, demands, losses, costs, damages and expenses resulted from the fraud, gross negligence or wilful misconduct of the Indemnified Party claiming indemnity, such Indemnified Party shall promptly reimburse to the Selling Shareholder any funds advanced to the Indemnified Party pursuant to the indemnity provided for in Section 12.4 (ii) or (iii) in respect of such liabilities, claims, demands, losses, costs, damages and expenses, and the indemnity provided for in Section 12.4(ii) or (iii) shall cease to apply to such Indemnified Party in respect of such liabilities, claims, demands, losses, costs, damages and expenses.

Section 12.5           As used in this Article XII, (i) “Indemnified Party” means a person seeking indemnity or making a claim for indemnification under Section 12.1, Section 12.2, Section 12.3 or Section 12.4, as applicable, and “Indemnified Parties” means each of them, and (ii) “Indemnifying Party” means the applicable person or persons against whom such indemnity may be sought.

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in Section 12.1 or Section 12.2 hereof is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any liabilities, claims, demands, losses, costs, damages and expenses referred to therein, each Indemnifying Party shall contribute to the aggregate amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party or Indemnified Parties as a result of such liabilities, claims, demands, losses, costs, damages and expenses:

(a)            in such proportion as is appropriate to reflect the relative benefits received by the Company, the Selling Shareholder and the Underwriters from the distribution of the Offered Shares; or

(b)            if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Company, the Selling Shareholder and the Underwriters in connection with the matters or things referred to in Section 12.1 or Section 12.2 hereof which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations; provided however, that with respect to any liabilities, claims, demands, losses, costs, damages or expenses arising out of, or based upon the matters described in Section 12.2 and any breach of Section 8.1(g), (h) and (i), the Selling Shareholder shall not be required to contribute in the aggregate under this Agreement any amount in excess of the Selling Shareholder Amount received by the Selling Shareholder from the sale of Offered Shares sold by the Selling Shareholder hereunder, provided further, that no Underwriter shall in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received.

The relative benefits received by the Selling Shareholder and the Underwriters shall be deemed to be in the same ratio as the total net proceeds from the distribution of the Offered Shares (before deducting expenses) received by the Selling Shareholder is to the Underwriting Fee received by the Underwriters.

The relative fault of the Company, the Selling Shareholder and the Underwriters shall be determined by reference to, among other things, whether the matters or things referred to in Section 12.1 or Section 12.2 hereof which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Company or the Selling Shareholder (including indirectly as aforesaid) or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in Section 12.1 or Section 12.2 hereof.

The parties to this Agreement agree that it would not be just and equitable if contribution pursuant to this Section 12.5 were determined by any method of allocation which does not take into account the equitable considerations referred to above in this Section 12.5. Notwithstanding the provisions of this Section 12.5, no person determined by a court of competent jurisdiction in a final non-appealable judgment to be guilty of fraud, fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act), wilful misconduct or gross negligence shall be entitled to contribution from any person who was not so determined to be guilty of such fraud, fraudulent misrepresentation, wilful misconduct or gross negligence.

Section 12.6           If any matter or thing contemplated by this Article XII shall be asserted against any Indemnified Party, the Indemnified Party concerned shall promptly notify the Indemnifying Party and the other parties to this Agreement of the nature of such claim (provided that any failure to so notify the Indemnifying Party or any such other party promptly shall relieve the Indemnifying Party or such other party, as applicable, of liability under this Article XII only to the extent that such failure materially and substantively prejudices the Indemnifying Party’s or such other party’s ability to defend such claim), and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit or proceeding (including any governmental or regulatory investigation or proceeding) brought to enforce such claim. Any such defence shall be through legal counsel acceptable to the Indemnified Party (whose acceptance shall not be unreasonably withheld) and no admission of liability or settlement shall be made by the Indemnifying Party or any other Indemnified Party in respect of any Indemnified Party without, in each case, the prior written consent of the Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless: (i) the Indemnifying Party fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable period of time; or (ii) the employment of such counsel has been authorized in writing by the Indemnifying Party; or (iii) the named parties to any such suit or proceeding include the Indemnified Party as well as the Indemnifying Party and the Indemnified Party shall have received a written opinion from counsel that there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifying Party and that representation of the Indemnified Party by counsel to the Indemnifying Party is inadvisable as a result of the potential or actual conflicts of interest of those represented (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defence of such suit or proceeding on behalf of the Indemnified Party and shall be liable to pay the reasonable fees and expenses of counsel for the Indemnified Party), it being understood, however, that the Indemnifying Party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm for all such Indemnified Parties (other than local counsel).

It is the intention of the Company and the Selling Shareholder to constitute each of the Underwriters as trustees, for the Underwriters’ directors, officers, shareholders, affiliates involved in the distribution of the Offered Shares, agents and employees, and each person who controls any Underwriter of the covenants of the Company and the Selling Shareholder under Sections 12.1 and 12.2 hereof with respect to the Underwriters’ directors, officers, shareholders, affiliates involved in the distribution of the Offered Shares, agents and employees, and each person who controls any Underwriter, and the Underwriters agree to accept such trust and to hold and enforce such covenants on behalf of such persons.

Section 12.7          The Company and the Selling Shareholder agree that in case any legal proceedings or investigation shall be brought against or initiated against it by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Person or other representative of any of the Underwriters shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Company or the Selling Shareholder, as applicable, by one or more of the Underwriters in connection with the sale of the Offered Shares, the Company and the Selling Shareholder, as applicable, agrees to pay the Underwriter the reasonable costs and out-of-pocket expenses in connection therewith.

Section 12.8          The rights provided in this Article XII shall be in addition to and not in derogation of any other right which the Underwriters, the Selling Shareholder or the Company may have by statute or otherwise at law.

Article XIII

Expenses

Section 13.1           If the transactions contemplated by this Agreement are completed, all expenses of or incidental to the issue and offering of the Offered Shares shall be borne by the Selling Shareholder, including, without limitation, the Underwriters’ discounts and commission, expenses payable in connection with the qualification and registration of the Offered Shares for distribution in the Provinces and in the United States; the preparation, printing, issuance and delivery of certificates for the Offered Shares, including any stamp or transfer taxes in connection with the original issuance and sale of the Offered Shares; if applicable, any registration or qualification of the Offered Shares for offer and sale under the securities or blue sky laws of the several states (including filing fees relating to such registration and qualification); any filings required to be made with FINRA (including filing fees and the reasonable fees and expenses of counsel for the Underwriters relating to such filings); the expenses in connection with presentations to prospective purchasers of the Offered Shares; all other costs and expenses of the Company and the Selling Shareholder and their respective representatives incident to the performance by the Company and the Selling Shareholder of their respective obligations hereunder; the fees and expenses of counsels and auditor for the Company and the Selling Shareholder; listing fees; all costs incurred in connection with the preparation and filing of the Canadian Prospectus Supplements and U.S. Prospectus Supplements, any issuer free writing prospectus and any marketing materials, the printing and delivery of the Canadian Prospectus Supplements, the Registration Statement, the U.S. Prospectus Supplements, any issuer free writing prospectus and any marketing materials, including the Underwriters’ reasonable out-of-pocket expenses and the fees, expenses and taxes of counsel for the Underwriters up to an aggregate maximum reimbursement in respect of fees of C$150,000 (excluding disbursements and taxes). All applicable fees and expenses incurred by the Company or on its behalf shall be payable by the Selling Shareholder promptly upon receiving an invoice therefor from the Company.

Article XIV

Several Obligations

Section 14.1          The Underwriters’ obligations to purchase the Firm Shares at the Closing Time shall be several and not joint and the Underwriters’ respective obligations in this respect shall be in the following percentages of the Firm Shares to be purchased at that time:

Raymond James Ltd.	17.5%
PI Financial Corp.	17.5%
National Bank Financial. Inc.	15%
BMO Nesbitt Burns Inc.	10%
CIBC World Markets Inc.	10%
RBC Dominion Securities Inc.	10%
Scotia Capital Inc.	10%
Stifel Nicolaus Canada Inc.	10%
100%

Subject to Section 14.2, no Underwriter shall be obligated to take up and pay for any of the Firm Shares to be purchased by it unless the other Underwriters simultaneously take up and pay for the percentage of Firm Shares set out opposite their name above.

Section 14.2          If any one or more of the Underwriters fails to purchase its or their applicable percentage of the Firm Shares at the Closing Time, and if the aggregate number of Firm Shares not purchased is:

(a)            less than or equal to 10% of the Firm Shares agreed to be purchased by the Underwriters pursuant to this Agreement, then each of the other Underwriters shall be obligated to purchase severally the Firm Shares not taken up, on a pro rata basis or as they may otherwise agree as between themselves; and

(b)           greater than 10% of the Firm Shares agreed to be purchased by the Underwriters pursuant to this Agreement, then the remaining Underwriters shall not be obligated to purchase such Firm Shares, however, the remaining Underwriters shall have the right, exercisable at their option, to purchase on a pro rata basis (or on such other basis as may be agreed to by the remaining Underwriters) all, but not less than all, of the Firm Shares which would otherwise have been purchased by the defaulting Underwriter or Underwriters;

and the remaining Underwriters shall also have the right, by notice in writing to the Company, to postpone the Closing Time for a period not exceeding two business days.

Section 14.3          In the event that the right to purchase under Section 14.2(b) above is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Selling Shareholder and the Company on submission to the Selling Shareholder and the Company of reasonable evidence of its or their ability and willingness to fulfill its or their obligations hereunder at the Closing Time.

Section 14.4           Nothing in this Article XIV shall obligate the Selling Shareholder to sell to any or all of the Underwriters less than all of the Firm Shares or shall relieve any of the Underwriters in default hereunder from liability to the Company or the Selling Shareholder or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Company or the Selling Shareholder of its obligations under this Agreement, there shall be no further liability on the part of the Company or the Selling Shareholder to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Article XII or Article XIII hereof.

Article XV

Lead Underwriter

Section 15.1        All steps which must or may be taken by the Underwriters in connection with this Agreement but with the exception of the steps contemplated by Article XI, Article XII and Article XIV hereof may be taken by the Co-Lead Underwriters on the Underwriters’ behalf, and this Agreement is the Company’s and the Selling Shareholder’s authority for dealing solely with, and accepting notification from, the Co-Lead Underwriters with respect to any such steps on their behalf. Other than as set forth in this Section 15.1, no action by any Underwriter shall be binding on any other Underwriter.

Article XVI

Notices

Section 16.1        Any notices or other communication to be given hereunder shall:

(a)         in the case of notice to the Company,

Maverix Metals Inc.
510 Burrard Street, Suite 575

Vancouver, British Columbia

V6C 3A8

Attention:           Dan O’Flaherty, Chief Executive Officer

Email:                 [Redacted]

in each case with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP

595 Burrard Street, Suite 2600,

Vancouver, British Columbia

V7X 1L3

Attention:           Bob Wooder

Email:                 [Redacted]

– and to –

Davis Graham & Stubbs LLP

1550 17th Street

Suite 500

Denver, CO 80202

USA

Attention:           Brian Boonstra
Email:                 [Redacted]

(b)         in the case of notice to the Underwriters, be addressed as follows:

Raymond James Ltd.
40 King St. W., 54th Floor

Toronto, ON M5H 3Y2

Attention:           Gavin McOuat

Email:                 [Redacted]

PI Financial Corp.
1900 - 666 Burrard Street

Vancouver, BC V6C 3N1

Attention:           Tim Graham

Email:                 [Redacted]

National Bank Financial Inc.
475 Howe Street, Suite 3000

Vancouver, BC V6C 2B3

Attention:           Darren Grant

Email:                 [Redacted]

BMO Nesbitt Burns Inc.
885 West Georgia Street

Vancouver, BC V6C 3E8

Attention:           Jamie Rogers

Email:                 [Redacted]

CIBC World Markets Inc.
12th Floor, 400 Burrard Street

Vancouver, BC V6C 3A6

Attention:           Matthew Dugaro

Email:                 [Redacted]

RBC Dominion Securities Inc.
666 Burrard Street

Vancouver, BC V6C 2X8

Attention:           Craig Dudra

Email:                 [Redacted]

Scotia Capital Inc.
40 King Street West

Scotia Plaza, 62nd Floor

Toronto, ON M5H 3Y2

Attention:           John O’Sullivan

Email:                 [Redacted]

Stifel Nicolaus Canada Inc.
145 King Street West, Suite 300

Toronto, ON M5H 1J8

Attention:           Michael Barman

Email:                 [Redacted]

in each case with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP
1055 West Hastings Street, Suite 1700,

The Guinness Tower

Vancouver, BC V6E 2E9

Attention:           Alan Hutchison

Email:                 [Redacted]

(c)         in the case of notice to the Selling Shareholder, be addressed as follows:

Pan American Silver Corp.

1440 - 625 Howe Street,

Vancouver, British Columbia

V6C 2T6

Attention:           Christopher Lemon, General Counsel

Email:                 [Redacted]

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP
200 Burrard Street, Suite 1200

Waterfront Centre

Vancouver, BC V7X 1T2

Attention:           Fred R. Pletcher
E-mail:                [Redacted]

Any notice or other communication shall be in writing and, unless delivered personally to a responsible officer of the addressee shall be given by email, and shall be deemed to be given at the time emailed or delivered, if emailed or delivered to the recipient on a business day (in the city in which the addressee is located) and before 5:00 p.m. (local time in the city in which the addressee is located) on such business day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following business day (in the city in which the addressee is located). Any party to this Agreement may change its address for notice by notice to the other parties to this Agreement given in the manner provided for by this Agreement.

Article XVII

Miscellaneous

Section 17.1        The representations, warranties and covenants contained in this Agreement shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect unaffected by any subsequent disposition by the Underwriters of the Offered Shares until the later of: (a) the second anniversary of the Closing Date; and (b) the latest date under applicable Securities Laws relevant to a purchaser that a purchaser may be entitled to commence an action with respect to the Offering or the purchase of Offered Shares pursuant to the Offering or exercise a right of rescission, and neither the Underwriters nor the purchasers may be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the Offering; provided that the representations, warranties, obligations and agreements of the Company shall survive during the pendency of any action(s) commenced prior to the expiration of such period(s), including all appeals of such action(s), and shall survive and continue in full force and effect unaffected by any subsequent disposition of the Offered Shares by the purchasers or the termination of the Underwriters’ obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the distribution of the Offered Shares. Without limitation of the foregoing, the provisions contained in this Underwriting Agreement in any way related to the indemnification or the contribution obligations shall survive and continue in full force and effect, indefinitely, subject only to the limitation requirements of applicable law.

Section 17.2        Time shall be of the essence of this Agreement.

Section 17.3        This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original but which together shall constitute one and the same agreement. A signed counterpart of this Agreement provided by way of facsimile or other electronic transmission shall be as binding upon the parties as an originally signed counterpart.

Section 17.4        If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

Section 17.5       The Company and the Selling Shareholder acknowledge and agree that (i) the purchase and sale of the Offered Shares pursuant to this Agreement is an arm’s-length commercial transaction among the Selling Shareholder, the Company and the Underwriters, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company or the Selling Shareholder, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company or the Selling Shareholder with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or the Selling Shareholder on other matters) or any other obligation to the Company or the Selling Shareholder except the obligations expressly set forth in this Agreement and (iv) the Company and the Selling Shareholder have consulted their respective legal and financial advisors to the extent they deemed appropriate. The Company and the Selling Shareholder each agree that it will not claim that any Underwriter has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company or the Selling Shareholder, in connection with such transaction or the process leading thereto.

Section 17.6        This Agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in the Province of British Columbia. Each of the parties to this Agreement irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

Section 17.7        The terms and conditions of this Agreement supersede any previous oral or written agreement, including the engagement letter dated May 28, 2020, between the Underwriters (or any of them) and the Company or the Selling Shareholder with respect to the subject matter hereof.

Section 17.8        Each of the parties to this Agreement shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party to this Agreement may reasonably require from time to time for the purposes of giving effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

Section 17.9        Each of National Bank Financial Inc. and CIBC World Markets Inc. or an affiliate thereof, may own or control an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group’s board of directors. As such, each such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

Section 17.10      Unless otherwise indicated, all references in this Agreement to currency shall be to the lawful money of Canada.

Section 17.11     (a) In the event that any Underwriter that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Underwriter of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any interest and obligation in or under this Agreement, were governed by the laws of the United States or a state of the United States.

(b)         In the event that any Underwriter that is a Covered Entity or a Covered Affiliate of any such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c)         As used in this Section:

 (i)               “Covered Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

 (ii)              “Covered Entity” means any of the following:

(A)	a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(B)	a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(C)	a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

 (iii)            “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

 (iv)            “U.S. Special Resolution Regime” means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

If the foregoing is acceptable to you, please signify such acceptance by executing and returning the enclosed copy of this letter to the Co-Lead Underwriters. Such acceptance will constitute an agreement of each party to this Agreement for the purchase by the Underwriters and sale by the Selling Shareholder of the Common Shares on the terms set out in this Agreement. Delivery of a signed counterpart hereof by means of facsimile or electronic mail shall be as effective as delivery of an originally signed counterpart.

[Signature pages follow]

RAYMOND JAMES LTD.

By:	Gavin McOuat
Name: Gavin McOuat
Title: Senior Managing Director

PI FINANCIAL CORP.

By:	Tim Graham
Name: Tim Graham
Title: Director, Investment Banking

NATIONAL BANK FINANCIAL INC.

By:	Darren Grant
Name: Darren Grant
Title: Director

BMO NESBITT BURNS INC.

By:	Jamie Rogers
Name: Jamie Rogers
Title: Managing Director

CIBC WORLD MARKETS INC.

By:	Matthew Dugaro
Name: Matthew Dugaro
Title: Executive Director

RBC DOMINION SECURITIES INC.

By:	Craig Dudra
Name: Craig Dudra
Title: Managing Director

SCOTIA CAPITAL INC.

By:	John O’Sullivan
Name: John O’Sullivan
Title: Director, Global Mining and Metals

STIFEL NICOLAUS CANADA INC.

By:	Michael Barman
Name: Michael Barman
Title: Managing Director, Investment Banking

Accepted and agreed as of the date first written above.

MAVERIX METALS INC.
By:	Dan O’Flaherty
Name:Dan O’Flaherty
Title: Chief Executive Officer

PAN AMERICAN SILVER CORP.
By:	Michael Steinmann
Name:Michael Steinmann
Title:President and Chief Executive Officer

SCHEDULE 1

Company ROYALTIES

Royalties

Asset	Location	Operator	Status	Royalty Interest
Hope Bay	Canada	TMAC Resources Inc.	Paying	2.5% + 0.25% NSR Royalty

Beta Hunt	Australia	RNC Minerals	Paying	6.0% GRR, and 1.5% NSR; Royalties on all Gold production, and; 1.5% total NSR Royalties on all Nickel production

Karma	Burkina Faso	Endeavour Mining Corporation	Paying	2.0% NSR Royalty

Florida Canyon	USA	Alio Gold Inc.	Paying	3.0% NSR Royalty

Omolon	Russia	Polymetal International PLC	Paying	2.0% GRR Royalty

Mt. Carlton	Australia	Evolution Mining Ltd.	Paying	2.5% NSR Royalty

Vivien	Australia	Ramelius Resources Ltd.	Paying	3.5% GRR

San Jose (Taviche Oeste)	Mexico	Fortuna Silver Mines Inc.	Paying	1.5% NSR Royalty on production from the Taviche Oeste concessions

Moose River Consolidated (Touquoy)	Canada	St Barbara Limited	Paying	1.0% NSR Royalty on the Touquoy deposit

Silvertip	Canada	Coeur Mining, Inc.	Development	2.5% NSR Royalty

Converse	USA	Waterton Global Resource Management	Development	5.0% NSR Royalty

Goldfield (Gemfield)	USA	Waterton Global Resource Management	Development	5.0% NSR Royalty on the Gemfield deposit

McCoy-Cove	USA	Premier Gold Mines Ltd. and Barrick Gold Corporation	Development	3.5% NSR Royalty

DeLamar (DeLamar)	USA	Integra Resources Corp.	Development	2.5% NSR Royalty

Cerro Casale	Chile	Barrick Gold Corporation	Development	1.25% GRR on 25% of Revenues

Shalipayco	Peru	Nexa Resources SA and Pan American Silver Corp.	Feasibility	1.0% NSR Royalty

Monument Bay	Canada	Yamana Gold	Advanced Exploration	1.5% NSR Royalty

Streaming Interests

Asset	Location	Operator	Status	Company’s Attributable Production	Company’s Purchase Price
La Colorada	Mexico	Pan American Silver Corp.	Paying	100% of gold	Lesser of (i) US$650 per ounce and (ii) spot price

Moss	USA	Northern Vertex Mining Corp.	Paying	100% of silver	20% of silver spot price

El Mochito	Honduras	Kirungu Corporation	Paying	22.5% of silver	25% of silver spot price

La Bolsa	Mexico	Pan American Silver Corp.	Development	5% of gold	Lesser of (i) US$450 per ounce and (ii) spot price

1 - 2

ANNEX A

Opinions of Blake, Cassels & Graydon LLP

1.	The Company was arranged and is existing under the Canada Business Corporations Act and has the corporate capacity and power to own and lease its properties and assets and to conduct its business as contemplated in the Base Prospectus and Canadian Final Prospectus Supplement.

2.	The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of preference shares, of which [●] Common Shares were issued and outstanding as of May [●], 2020

3.	The Company has the corporate power to enter into and deliver the Underwriting Agreement and to perform its obligations thereunder and to carry out the transactions contemplated thereby, and the Underwriting Agreement has been duly authorized, executed and delivered by the Company and is a legal, valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to customary qualifications for enforceability opinions.

4.	The attributes of the Common Shares of the Company conform in all material respects with the description thereof in the Base Prospectus and Canadian Final Prospectus Supplement.

5.	The execution and delivery by the Company of, and the performance by the Company of its obligations under, the Underwriting Agreement will not contravene any provisions of (i) the articles of incorporation or by-laws of the Company or (ii) any laws of Canada or the Province of British Columbia applicable therein.

6.	No consent, approval or authorization or order of or registration, qualification, recording or filing with any governmental body or agency is required for the execution, delivery and performance by the Company of the Underwriting Agreement or the consummation by the Company of the transactions contemplated therein, except such as may have been made or obtained.

7.	The Company is a “reporting issuer”, or its equivalent, in each of the Provinces and it is not listed as in default of any requirement of the securities laws in any of the Provinces in those jurisdictions where such lists are maintained.

8.	All necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the laws of each of the Provinces in order to qualify the distribution of the Offered Shares to the public in each of such Provinces by or through investment dealers and brokers duly registered under Canadian Securities Laws of such Provinces who have complied with the relevant provisions of such laws.

9.	TSX Trust Company has been appointed as the transfer agent and registrar for the Common Shares;

10.	The statements in the Canadian Final Prospectus Supplement under the captions “Certain Canadian Federal Income Tax Consideration” and “Eligibility for Investment” in so far as they purport to describe the provisions of the laws referred to therein, subject to specific assumptions, limitations and qualifications stated or referred to therein and applicable thereto, are fair and accurate summaries of the matters discussed therein.

A - 2

ANNEX B

Opinions and Negative Assurance Letter of Davis Graham & Stubbs LLP

1.	Maverix Metals (Nevada) Inc. is a corporation validly existing under the laws of the State of Nevada, with corporate power and authority to own and lease its properties and assets and to conduct its business as described in the Registration Statement and the Disclosure Package.

2.	The authorized share capital of Maverix Metals (Nevada) Inc. consists of 100,000,000 shares of common stock, $0.001 par value per share, of which [4,466,380] Common Shares were issued and outstanding as of May [●], 2020, all of which are owned of record by the Company.

3.	The statements in the U.S. Prospectus Supplements under the heading “Certain United States Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.

4.	The Registration Statement and the U.S. Prospectus Supplements, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the Securities Act and the rules and regulations of the SEC under the Securities Act, except for (i) the historical and pro forma financial statements and related schedules, including the notes and schedules thereto and the auditor’s report thereon, (ii) any other financial, statistical, or accounting data (including XBRL data), included or incorporated or deemed incorporated by reference in, or excluded from, the Registration Statement, the U.S. Prospectus Supplements or the Disclosure Package, and (iii) mineral resource, mineral reserve and other geological information included in, or excluded from, the Registration Statement, the U.S. Prospectus Supplements or the Disclosure Package.

5.	The Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Securities Act.

6.	No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the execution and delivery by the Company of the Underwriting Agreement and the performance by the Company of its obligations thereunder. As used in this paragraph, “Applicable Law” means those laws, rules and regulations of the United States of America, which in our experience are normally applicable to the transactions of the type contemplated by the Underwriting Agreement, provided that such term does not include any municipal or other local laws, rules or regulations, or any antifraud, environmental, labor, tax, insurance, antitrust or state securities or blue sky laws, rules or regulations, or any law, rule or regulation that is applicable to the Company, the Common Shares, the Underwriting Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Underwriting Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate. As used in this paragraph, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the United States of America.

7.	The execution and delivery by the Company of the Underwriting Agreement and the performance by the Company of its obligations in the Underwriting Agreement will not violate Applicable Law.

8.	The Registration Statement has become effective under the Securities Act and to our knowledge, based solely on a review of the SEC’s website, no stop order suspending the effectiveness of the Registration Statement has been issued by the SEC.

9.	The Company is not required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

In rendering such opinions, such counsel may include customary assumptions and qualifications and may rely upon oral and written statements of officers and representatives of the Company, the factual matters contained in the representations and warranties made in the Underwriting Agreement and upon certificates of public officials and officers of the Company.

Such counsel will state in a separate letter substantially the following:

In the course of our representation of the Company with respect to the Underwriting Agreement, we have participated in conferences with officers and other representatives of the Company, with representatives of the independent registered public accounting firm of the Company, and with representatives of the Underwriters, the Underwriters’ representatives (including the Underwriters’ United States and Canadian counsel), at which the contents of the Registration Statement, the U.S. Prospectus Supplements and the Disclosure Package were discussed, and although we did not independently verify such information, and are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Registration Statement, the U.S. Prospectus Supplements or the Disclosure Package, no facts have come to our attention that have led us to believe that (1) the Registration Statement, as of the Effective Date, insofar as relating to the Offering, contained an untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading, or (2) the U.S. Prospectus Supplements or the Disclosure Package, as of the time of issuance or as of the Applicable Time, respectively, and as of the Closing Date, contained an untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, that in the case of both clause (1) and (2) above, we express no opinion, statement or belief in this letter with respect to (i) the historical and pro forma financial statements and related schedules, including the notes and schedules thereto and the auditor’s report thereon, (ii) any other financial or accounting data (including XBRL data), included or incorporated or deemed incorporated by reference in, or excluded from, the Registration Statement, the U.S. Prospectus Supplements or the Disclosure Package, and (iii) mineral resource, mineral reserve and other geological information included in, or excluded from, the Registration Statement, the U.S. Prospectus Supplements or the Disclosure Package.

B - 2

ANNEX C

Opinions of Borden Ladner Gervais LLP (as counsel to the Selling Shareholder)

1.	The Selling Shareholder is a valid existing company under the laws of the Province of British Columbia and has the corporate capacity and power to carry on business.

2.	The Selling Shareholder has the corporate power and capacity to execute, deliver and to perform its obligations under the Underwriting Agreement, and the execution and delivery by the Selling Shareholder of the Underwriting Agreement and the performance by it of its obligations thereunder have been duly authorized by all necessary corporate action on the Selling Shareholder’s part.

3.	No approval, authorization, consent or other order of, permit, qualification, license, decree, and no filings, registration or recording with, any government, governmental instrumentality, authority, agency or court is required of the Selling Shareholder under the laws of Province of British Columbia and the federal laws of Canada applicable therein for the performance by the Selling Shareholder of its obligations under the Underwriting Agreement except as have been obtained or made prior to the date hereof.

4.	The Underwriting Agreement has been duly executed and delivered by the Selling Shareholder and is a legal, valid and binding obligation of the Selling Shareholder enforceable against the Selling Shareholder in accordance with its terms, subject to customary qualifications for enforceability opinions.

5.	The execution and delivery by the Selling Shareholder of, and the performance by the Selling Shareholder of its obligations under, the Underwriting Agreement will not contravene any provisions of (i) the Notice of Articles and Articles of the Selling Shareholder or (ii) any laws of Canada or the Province of British Columbia applicable to the Selling Shareholder.

ANNEX D

Free Writing Prospectuses

Free Writing Prospectus dated May 28, 2020

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement dated May 28, 2020

Registration Statement No. 333-233589

SECONDARY OFFERING AND INTENTION TO EXERCISE WARRANTS BY PAN AMERICAN SILVER

May 28, 2020, Vancouver, British Columbia – Maverix Metals Inc. (NYSE American & TSX: MMX) (the “Company” or “Maverix”) and Pan American Silver Corp. (NASDAQ & TSX: PAAS) (“Pan American”) announce that they have entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and PI Financial Corp. (the “Underwriters”), pursuant to which Pan American will undertake an overnight marketed public offering of 9,000,000 common shares of Maverix currently held by Pan American (the “Secondary Offering”). In addition, Pan American will grant the Underwriters an over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 15% of the number of shares of Maverix sold in the Secondary Offering for up to 30 days after the closing, on the same terms and conditions as the Secondary Offering.

Pan American currently owns, as of the date hereof, 27,583,500 common shares of Maverix, representing approximately 23.0% of the issued and outstanding common shares of Maverix, and 8,250,000 common share purchase warrants (the “Warrants”).

Pan American has notified Maverix of its intention to exercise the Warrants upon closing of the Secondary Offering. Upon exercise, Maverix would receive proceeds of approximately US$15.6 million and upon completion of the Secondary Offering, Pan American would continue to own 26,833,500 common shares of Maverix, representing an approximately 21.0% ownership interest in Maverix, before exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full Pan American would own 25,483,500 common shares of Maverix, representing an approximately 19.9% ownership interest in Maverix.

Pan American has also agreed, subject to certain limited exceptions, not to sell any common shares or other securities of Maverix for a period of 90 days from the closing of the Secondary Offering.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities being offered, nor may there be any sale of the securities being offered in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or other jurisdiction.

The Secondary Offering will be made by way of a prospectus supplement to the Company’s existing U.S. registration statement on Form F-10 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”), each dated September 13, 2019. The prospectus supplement relating to the Secondary Offering will be filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission. The U.S. prospectus supplement (together with a related Registration Statement) is available on the SEC's website at www.sec.gov and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, copies of the prospectus supplement relating to the Secondary Offering may be obtained, when available, from: Raymond James Ltd., by email at ecm-syndication@raymondjames.ca, and PI Financial Corp., by email at syndication@pifinancial.com.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by continuing to add new precious metals royalties and streams. Its shares trade on both the NYSE American and the Toronto Stock Exchange under the symbol “MMX”.

About Pan American

Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 25-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

CEO & Director, or

Ryan McIntyre

President

Phone: (604) 343-6225

Email: info@maverixmetals.com

Pan American Silver Corp.

Siren Fisekci

VP, Investor Relations & Corporate Communications

Phone: (604) 806-3191

Email: ir@panamericansilver.com

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Secondary Offering; and Pan American Silver Corp.’s notification of its intention to exercise the Warrants. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19, on Maverix’s business, operations and financial condition and the mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form and Form 40-F, each dated March 23, 2020 available at www.sedar.com and www.sec.gov, respectively. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

2

Free Writing Prospectus dated May 28, 2020

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus Supplement dated May 28, 2020

Registration Statement No. 333-233589

May 28, 2020

MAVERIX METALS INC.

Marketed Secondary Offering of Common Shares

Term Sheet

A FINAL BASE SHELF PROSPECTUS CONTAINING IMPORTANT INFORMATION RELATING TO THE SECURITIES DESCRIBED IN THIS DOCUMENT HAS BEEN FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN EACH OF THE PROVINCES OF CANADA OTHER THAN QUEBEC. A COPY OF THE FINAL BASE SHELF PROSPECTUS, ANY AMENDMENT TO THE FINAL BASE SHELF PROSPECTUS AND ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT THAT HAS BEEN FILED, IS REQUIRED TO BE DELIVERED WITH THIS DOCUMENT. THIS DOCUMENT DOES NOT PROVIDE FULL DISCLOSURE OF ALL MATERIAL FACTS RELATING TO THE SECURITIES OFFERED. INVESTORS SHOULD READ THE FINAL BASE SHELF PROSPECTUS, ANY AMENDMENT AND ANY APPLICABLE SHELF PROSPECTUS SUPPLEMENT FOR DISCLOSURE OF THOSE FACTS, ESPECIALLY RISK FACTORS RELATING TO THE SECURITIES OFFERED, BEFORE MAKING AN INVESTMENT DECISION

THE COMPANY HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND PROSPECTUS SUPPLEMENT) WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE READERS INVEST, THEY SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT, THE PROSPECTUS SUPPLEMENT AND ANY OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THE OFFERING. THE COMPANY HAS ALSO FILED A FINAL BASE SHELF PROSPECTUS AND A PROSPECTUS SUPPLEMENT RELATING TO THE OFFERING WITH EACH OF THE PROVINCIAL SECURITIES REGULATORY AUTHORITIES IN CANADA (OTHER THAN QUEBEC). POTENTIAL INVESTORS MAY GET ANY OF THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR VIA SEDAR AT WWW.SEDAR.COM. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND POTENTIAL INVESTORS THE DOCUMENTS WITHOUT CHARGE IF REQUESTED. IN CANADA YOU MAY REQUEST A COPY OF THE FINAL BASE PROSPECTUS AND PROSPECTUS SUPPLEMENT FROM RAYMOND JAMES BY EMAIL AT ECM-SYNDICATION@RAYMONDJAMES.CA OR PI FINANCIAL BY EMAIL AT SYNDICATION@PIFINANCIAL.COM, AND IN THE UNITED STATES FROM RAYMOND JAMES BY EMAIL AT ECM-SYNDICATION@RAYMONDJAMES.CA OR PI FINANCIAL (US) BY EMAIL AT SYNDICATION@PIFINANCIAL.COM.

THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

Issuer:	Maverix Metals Inc. (the “Company”).

Selling Shareholder:	Pan American Silver Corp. (the “Selling Shareholder”).

Offering:	9,000,000 common shares (the “Shares”) offered on a secondary basis (the “Offering”) , before giving effect to any exercise of the Over-Allotment Option (as defined below).

Offering Size:	US$39,600,000, before giving effect to any exercise of the Over-Allotment Option (as defined below).

Offering Price:	US$4.40 per Share.

Over-Allotment Option:	The Selling Shareholder will grant the Underwriters an option, exercisable at the Offering Price at any time until 30 days following the closing of the Offering, to purchase up to an additional 15% of the Shares sold in the Offering (1,350,000 Shares) to cover over-allotments.

Shares Held by the Selling Shareholder Following Closing:	Following completion of the Offering and before giving effect to any exercise of the Over-Allotment Option, the Selling Shareholder is expected to hold 26,833,500 Shares of the Company, representing approximately 21% of the issued and outstanding Shares (assuming exercise in full of the 8,250,000 warrants held by the Selling Shareholder (the “Selling Shareholder Warrants”)) or 25,483,500 Shares representing approximately 19.9% if the Over-Allotment Option is exercised in full. The Selling Shareholder has informed the Company of its intention to exercise the Selling Shareholder Warrants upon closing of the Offering.

Shares Outstanding:	There are currently 119,759,804 Shares of the Company outstanding and upon completion of the Offering (assuming the exercise of the Selling Shareholder Warrants), there are expected to be 128,009,804 Shares of the Company outstanding.

Use of Proceeds:	The Company will not receive any proceeds from the Offering. The net proceeds of the Offering will be payable to the Selling Shareholder.

Standstill:	The Selling Shareholder has agreed that it will not, directly or indirectly, without the prior written consent of Raymond James on behalf of the Underwriters, offer, sell or issue for sale or resale, as the case may be, or publicly announce the issue or sale or intended issue or sale of, any common shares, or financial instruments or securities convertible or exchangeable into common shares, for a period commencing on the date hereof and ending 90 days after the Closing Date, subject to certain limited exceptions.

Offering Procedure:	Marketed underwritten offering by way of prospectus supplement in all provinces of Canada (other than Quebec). Offered in the United States pursuant to a registration statement under the Multi-Jurisdictional Disclosure System, and internationally as permitted.

Eligibility:	The Shares will be eligible for RDSPs, RRSPs, RRIFs, RESPs, TFSAs and DPSPs.

Listing:	The outstanding common shares of the Company are listed on the TSX and the NYSE American under the symbol “MMX”.

Underwriters:	A syndicate co-led by Raymond James Ltd. (as sole bookrunner) and PI Financial Inc.
Underwriters’ Fee:	4%.
Closing Date:	On or about June 5, 2020 (T+5).

Free Writing Prospectus dated May 29, 2020

Filed pursuant to Rule 433

Relating to the Prospectus Supplement dated May 29, 2020

Registration Statement No. 333-233589

PRICING OF SECONDARY OFFERING

May 29, 2020, Vancouver, British Columbia – Maverix Metals Inc. (NYSE American & TSX: MMX) (the “Company” or “Maverix”) and Pan American Silver Corp. (NASDAQ & TSX: PAAS) (“Pan American”) are pleased to announce that further to the previously announced overnight marketed secondary offering of common shares of Maverix held by Pan American (the “Common Shares”), they have entered into an underwriting agreement with a syndicate of underwriters co-led by Raymond James Ltd., as sole bookrunner, and PI Financial Corp., and including National Bank Financial Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and Stifel GMP (collectively, the “Underwriters”), to sell 9,000,000 Common Shares (the “Secondary Offering”) at a price of US$4.40 per Common Share (the “Offering Price”) for gross proceeds of US$39,600,000. Pan American has granted the Underwriters an option (the “Over-Allotment Option”), exercisable in whole or in part, for a period of 30 days following the closing of the Secondary Offering, to purchase up to an additional 1,350,000 Common Shares of Maverix currently held by Pan American at the Offering Price. If the Over-Allotment Option is exercised in full, the total gross proceeds to Pan American will be US$45,540,000.

Pan American will pay the Underwriters a cash commission equal to 4.0% of the gross proceeds of the Secondary Offering, including proceeds received from the exercise of the Over-Allotment Option, at the closing of the Secondary Offering.

The Secondary Offering will be made by way of a prospectus supplement to the Company’s existing U.S. registration statement on Form F-10 (the “Registration Statement”) and Canadian short form base shelf prospectus (the “Base Shelf Prospectus”), each dated September 13, 2019. The prospectus supplement relating to the Secondary Offering will be filed with the securities commissions in each of the provinces of Canada (other than Québec) and the United States Securities and Exchange Commission. The Secondary Offering has not been approved or disapproved by any regulatory authority, nor has any such authority passed on the accuracy or adequacy of the prospectus supplement.

The Secondary Offering is expected to close on or about June 5, 2020. Pan American has agreed, subject to certain limited exceptions, not to sell any Common Shares or other securities of Maverix for a period of 90 days from the closing of the Secondary Offering.

As previously announced, Pan American has notified Maverix of its intention to exercise 8,250,000 common share purchase warrants (the “Warrants”) on closing of the Secondary Offering. Upon exercise of the Warrants, Maverix would receive proceeds of approximately US$15.6 million and in conjunction with the completion of the Secondary Offering, Pan American would continue to own 26,833,500 common shares of Maverix, representing an approximate 21.0% ownership interest in Maverix, before exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, Pan American would own 25,483,500 common shares of Maverix, representing an approximate 19.9% ownership interest in Maverix.

The U.S. prospectus supplement (together with a related Registration Statement) is available on the SEC's website at www.sec.gov and the Canadian prospectus supplement (together with the related Base Shelf Prospectus) is available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com. Alternatively, copies of the prospectus supplement relating to the Secondary Offering may be obtained, when available, from: Raymond James Ltd., by email at ecm-syndication@raymondjames.ca, and PI Financial Corp., by email at syndication@pifinancial.com.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by continuing to add new precious metals royalties and streams. Its shares trade on both the NYSE American and the Toronto Stock Exchange under the symbol “MMX”.

About Pan American

Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. As the world's second largest primary silver producer with the largest silver reserve base globally, we provide enhanced exposure to silver in addition to a diversified portfolio of gold producing assets. Pan American has a 25-year history of operating in Latin America, earning an industry-leading reputation for corporate social responsibility, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

CEO & Director, or

Ryan McIntyre

President

Phone: (604) 343-6225

Email: info@maverixmetals.com

Pan American Silver Corp.

Siren Fisekci

VP, Investor Relations & Corporate Communications

Phone: (604) 806-3191

Email: ir@panamericansilver.com

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Secondary Offering; and Pan American Silver Corp.’s notification of its intention to exercise the Warrants. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19, on Maverix’s business, operations and financial condition and the mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments, accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form and Form 40-F, each dated March 23, 2020 available at www.sedar.com and www.sec.gov, respectively. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

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